SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2007

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated April 4, 2007

Press Release dated April 4, 2007

Press Release dated April 30, 2007

Notice of Eni Shareholders’ Meeting

Report on the proposals of the Board of Directors to the Shareholders’ Meeting

Notice of Eni Bondholders’ Meeting (Eni EMTN 2000-2010)

Notice of Eni Bondholders’ Meeting (Eni EMTN 2003-2013)

Notice on the merger of AgipFuel S.p.A., Napoletana Gas Clienti S.p.A., Siciliana Gas Clienti S.p.A. into Eni S.p.A.

Report on the Merger of AgipFuel S.p.A. into Eni S.p.A.

Project of merger of AgipFuel S.p.A. into Eni S.p.A.

Report on the Merger of Napoletana Gas Clienti S.p.A. into Eni S.p.A.

Project of merger of Napoletana Gas Clienti S.p.A. into Eni S.p.A.

Report on the Merger of Siciliana Gas Clienti S.p.A. into Eni S.p.A.

Project of merger of Siciliana Gas Clienti S.p.A. into Eni S.p.A.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: April 30, 2007

PRESS RELEASE

Eni and Enel announce around $5.8 bn acquisition of Yukos assets

Lot number 2 includes 100% of OAO Arctic Gas Company, ZAO Urengoil Inc, OAO Neftegaztechnologia, 20% of OAO Gazprom Neft and various minor assets

San Donato Milanese (Milan) - April 4, 2007 - Eni and Enel announce today that EniNeftegaz (60% Eni, 40% Enel) has successfully acquired Lot number 2 in the Yukos liquidation procedure for a total price of around $5.8 bn.

Lot number 2 includes:

  100% of OAO Arctic Gas Company
  100% of ZAO Urengoil Inc
  100% of OAO Neftegaztechnologia
  20% of OAO Gazprom Neft
  Various minor assets that will be sold or liquidated

Company Contacts:

Press Office: Phone +39 02.52031875 - +39 06.5982398

Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it
Website: www.eni.it

PRESS RELEASE

Eni announces $5.83 bn acquisition of Yukos assets. Major first step into Russian upstream market

Lot number 2 includes 100% of OAO Arctic Gas Company, ZAO Urengoil Inc, OAO Neftegaztechnologia, 20% of OAO Gazprom Neft and various minor assets

San Donato Milanese, April 4, 2007 - Eni announces today that EniNeftegaz (60% Eni, 40% Enel S.p.A. ("Enel")) has successfully acquired Lot 2 in the Yukos liquidation procedure for a total price of 151.536 billion rubles ($5.83 bn).

Lot 2 includes:

• 100% of OAO Arctic Gas Company

• 100% of ZAO Urengoil Inc

• 100% of OAO Neftegaztechnologia

• various minor assets that will be sold or liquidated

• 20% of OAO Gazprom Neft which will be wholly owned by Eni.

These three companies own 5 oil and gas fields and condensate fields and parts of 3 others in the Yamal Nenets (YNAO) region, the world’s largest gas producing region. Together they have around 5 bn boe* of oil and gas reserves.

Eni and Enel have offered Gazprom an option to acquire 51% participation interest in these assets within two years. In the event that Gazprom exercises its call option, the assets will be operated through a joint venture between Eni and Gazprom which will have access to Eni’s most advanced technologies.

With the aim to develop long-term cooperation with JSC "Gazprom" Eni agreed with the Russian company to develop in the nearest future joint investment projects outside of Russia.

Gazprom Neft (formerly known as Sibneft) is Russia’s fifth largest oil company. It produces over 900,000 boe/d, with a refining capacity of 690,000 bpd (all figures include Gazprom Neft’s 50% equity share of Slavneft).

This transaction marks Eni’s entrance into the Russian upstream market as a major player and is the third largest foreign acquisition to date in Russia’s oil and gas sector.

These agreements are an additional step in implementing the Strategic Partnership between Eni and Gazprom signed in November 2006, under which the two companies established an alliance to develop upstream, midstream and downstream energy projects inside and outside of Russia.

Paolo Scaroni, CEO of Eni, commented: "This transaction is a major step forward in Eni’s strategy of securing reserves in the world’s leading hydrocarbons producing countries. This project is a good example of Eni’s ability to capitalize on its strategic positioning in midstream and downstream gas to support the expansion of its upstream activities. This transaction, which is in the context of a fruitful ongoing relationship between Italy and Russia, underlines the value of our strategic partnership with Gazprom."

* Russian reserve reporting standards.

Company Contacts:

Press Office: Phone +39 02.52031875 - +39 06.5982398

Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it
Website: www.eni.it

PRESS RELEASE

Eni agrees to acquire Dominion assets in the Gulf of Mexico
for a total amount of US $ 4,757 million

Eni strengthens its presence in the area and
becomes one of the major operators in the GOM.

San Donato Milanese (Milan), April 30th, 2007 – Eni, through its subsidiary Eni Petroleum Co. inc., agrees to acquire the Gulf of Mexico upstream activity of Dominion, one of the major American energy companies, listed on the New York stock exchange.

The transaction includes production, development and exploration assets located in deepwater Gulf of Mexico, in the continental shelf and in Texas and Louisiana state waters as well as the staff based in New Orleans. Around 60% of the overall leases are operated.

The agreed price for the cash transaction is US $ 4,757 million inclusive of exploration assets for US $ 680 million. The effective date is July 1st, 2007.

The acquisition will increase Eni’s equity production in the Gulf of Mexico from the current 36,000 boepd to more than 110,000 boepd in the second half of 2007 and the 2P equity reserves by 222 million boe, at an implied cost per barrel of US $ 18.4. In 2007/2010, production from the acquired assets will average more than 75,000 boepd.

Main fields are Devils Tower, Triton and Goldfinger (75% operated) and Front Runner (37.5%) producing fields as well as San Jacinto (53.3% operated), Q (50%), Spiderman (36.7%) and Thunderhawk (25%) developing fields. These fields account for around 70% of total 2P reserves acquired from Dominion.

In addition, Eni will further enhance its portfolio in the Gulf of Mexico thanks to new leases with significant exploration potential.

The transaction is subject to government approvals, 30-days notice to holders of certain preferential rights to purchase (which apply to less than 5% of 2P reserves), and to other customary conditions precedent. Closing is anticipated on July 2nd, 2007.

The deal is consistent with Eni’s strategy of acquiring hydrocarbon reserves and production in key areas, where it can increase materiality and play an important role as operator utilizing Eni skills and technologies in deepwater development.

This acquisition - said Paolo Scaroni, Eni's CEO - is central to our strategy. We grow our production and achieve relevant synergies with Eni's other US activities. Through this transacion we reach the necessary critical mass for our activities in the Gulf of Mexico, and will leverage on our technologies and competence in off-shore and deep off-shore. This acquisition of oil assets follows the acquisitions undertaken this year in Congo, Angola, Alaska and Russia and represents a further step in our growth strategy.

Eni has been operating in the United States since 1966 with exploration and development activities and currently holds interests in 242 leases in the Gulf of Mexico and 151 leases in Alaska.

Company Contacts:

Press Office: Phone +39 02.52031875 - +39 06.5982398

Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it
Website: www.eni.it

Eni S.p.A.
Registered Office: Piazzale Enrico Mattei, No. 1, Rome - Italy
Company Share Capital euro 4,005,358,876.00 fully paid up
Rome Companies Register - Tax Identification Number 00484960588
VAT Number 00905811006 R.E.A. Rome No. 756453

NOTICE OF SHAREHOLDERS' MEETING

Shareholders of Eni S.p.A. are hereby invited to attend the Ordinary Shareholders' Meeting, which will be held in Rome, Via del Serafico, 89/91, on May 23, 2007 at 10:00 a.m. (CET) on first call and, if necessary, on May 24, 2007, on second call, respectively, at the same time and location and the Extraordinary Shareholders' Meeting, which will be held in Rome, Via del Serafico, 89/91, on May 22, 2007 at 10:00 a.m. (CET) on first call and, if necessary, on May 23 and May 24, 2007, at the same time and location, on second and third call, respectively.

AGENDA

ORDINARY PART

  Financial Statements at December 31, 2006, Report of the Directors on the course of the business, Report of the Board of Statutory Auditors and Report of the Independent Auditors of Società Finanziaria Eni - Enifin S.p.A., a company merged with Eni S.p.A. with deed of December 13, 2006. Allocation of net income.
  Financial Statements at December 31, 2006, Report of the Directors on the course of the business, Report of the Board of Statutory Auditors and Report of the Independent Auditors of Eni Portugal Investment S.p.A., a company merged with Eni S.p.A. with deed of December 13, 2006. Allocation of net income.
  Eni Financial Statements at December 31, 2006, Eni Consolidated Financial Statements at December 31, 2006, Report of the Directors on the course of the business, Report of the Board of Statutory Auditors and Report of the Independent Auditors.
  Allocation of net income.
  Authorisation to the purchase of Eni shares and withdrawal, for the part not yet executed, of the authorisation to the purchase of Eni shares approved by the Shareholders’ Meeting held on May 25, 2006.
  Extension for the three years period 2007-2009 of the appointment of PricewaterhouseCoopers S.p.A. as Independent Auditors of Eni resolved by the Shareholders’ Meeting on May 28, 2004.

EXTRAORDINARY PART

  Amendments to Articles 6.2, 13, 17, 24 and 28 of the By-laws.

Admission to the Shareholders’ Meeting is subject to the delivery of the notification of attendance issued by authorised financial intermediaries at least two labour days before the date of the Shareholders’ Meeting on first call.

In order to take part in the Shareholders’ Meeting, Shareholders holding shares not yet in uncertificated form, shall previously deliver said shares to a financial intermediary in order to have them deposited with Monte Titoli S.p.A. (the Italian Securities Register Centre) and subsequently transformed into uncertificated form and request the above-mentioned notification of attendance.

The report on the proposals of resolutions of the Board of Directors to the Shareholders on each item of the Agenda and the related documentation will be deposited at the Company’s Registered Office and with the Borsa Italiana S.p.A. (the Italian Stock Exchange) within April 20, 2007 and shall remain at the Shareholders’ disposal until the date of the Shareholders’ Meeting.

Pursuant to Article 13, first paragraph, of the By-laws, the Shareholders that, severally or jointly, represent at least 2.5% of Eni share capital, may ask, within five days as of the date of publication of the shareholders’ meeting notice, to add other items in the agenda. The request shall contain the matters to be proposed to the shareholders’ meeting. Said faculty may not be exercised on the matters upon which, pursuant to the applicable legislation, the shareholders’ meeting resolves on the basis of a proposal of the Board of Directors or on the basis of a project or report of the Board. The integrations accepted by the Board shall be published at least ten days before the shareholders’ meeting date, through a notice to be published as indicated in said Article.

Vote may be exercised also by mail pursuant to current legislation and subject to the delivery of the above mentioned notification of attendance by the authorised financial intermediaries. Shareholders willing to exercise their vote by mail are entitled to request the Vote by Mail Card and a return envelope to the Company or the following Depositaries: Intesa Sanpaolo S.p.A., Banca Nazionale del Lavoro S.p.A., Banca Monte dei Paschi di Siena S.p.A., Capitalia S.p.A., Banca Fideuram S.p.A., Eunice Sim S.p.A., Citibank N. A., JPMorgan Chase Bank, N.A. and Morgan Guaranty Trust Company of New York.

In order to consider the votes by mail valid, envelopes containing the Vote by Mail Card, duly filled in and signed, shall be received by Eni S.p.A. - Segreteria societaria, Piazzale Enrico Mattei, 1 - 00144 Rome, Italy by May 21, 2007, 10:00 a.m. (CET). Votes by mail contained in the Vote by Mail Cards received after said term will not be taken into consideration.

Vote by mail must be exercised personally by the person entitled to vote on each proposal presented.

The vote by mail may be withdrawn through a declaration to be delivered to the Company at least one day before the Shareholders’ Meeting.

Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing two Eni ordinary shares, who are recorded in Eni ADRs register of JPMorgan Chase Bank, N.A., ADRs Depositary, by May 4, 2007 will be entitled to participate in the Meeting, delegate the exercise of their voting right or to exercise votes by mail, after having complied with the deposit and registration requirements. Also Beneficial Owners who have taken advantage of Proxy Vote or Vote by Mail options are entitled to assist at the Meeting upon written request to be made to JPMorgan Chase Bank, N.A..

In order to simplify controls of powers entitling the participation in the Shareholders’ Meeting, people who intend to participate in the Meeting as legal or voluntary representatives of Shareholders or other people entitled to take part in it are requested to deliver to Eni S.p.A.’s Corporate Secretary the deeds entitling them to said participation, by mail, also in copy, or by fax, at least two days before the date of the Meeting.

Experts, financial analysts and journalists wishing to attend the Shareholders’ Meeting shall deliver, by mail or fax, a request to Eni S.p.A.’s Corporate Secretary at least two days before the date of the Meeting.

Eni S.p.A.'s Corporate Secretary is available for any further information Shareholders may need at the toll-free number 800 940 924 (for calls from abroad Italy: 80011223456) or fax number + 39 06 59822233.

The Notice, published on the Italian Official Gazette, "Il Sole 24Ore" and other newspapers of general circulation and the documentation regarding the Shareholders’ Meeting will be available on www.eni.it and may be requested by e-mail at segreteriasocietaria.azionisti@eni.it or by calling the above-mentioned toll-free numbers or by fax.

The Chairman of the Board of Directors
Mr. Roberto Poli

° ° ° °

To timely comply with admission and registration procedures, Shareholders are kindly requested to arrive at the Meeting in advance of the start time of the Meeting itself. Registration for the Meeting will take place at the same location of the Meeting and will start at 9:00 a.m. (CET).

ENI S.P.A.

ORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON MAY 23 AND MAY 24, 2007 ON FIRST AND SECOND CALL, RESPECTIVELY
EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON MAY 22, MAY 23 AND MAY 24, 2007 ON FIRST, SECOND AND THIRD CALL, RESPECTIVELY

REPORT ON THE PROPOSALS OF THE BOARD OF DIRECTORS TO THE SHAREHOLDERS’ MEETING

The Italian text prevails over the translation into English

ENI S.P.A.

ORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON MAY 23 AND MAY 24, 2007 ON FIRST AND SECOND CALL, RESPECTIVELY
EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON MAY 22, MAY 23 AND MAY 24, 2007 ON FIRST, SECOND AND THIRD CALL, RESPECTIVELY

Report on the proposals of the Board of Directors to the Shareholders’ Meeting

ORDINARY PART

ITEM 1

FINANCIAL STATEMENTS AT DECEMBER 31, 2006, REPORT OF THE DIRECTORS ON THE COURSE OF THE BUSINESS, REPORT OF THE BOARD OF STATUTORY AUDITORS AND REPORT OF THE INDEPENDENT AUDITORS OF SOCIETÀ FINANZIARIA ENI - ENIFIN S.P.A., A COMPANY MERGED WITH ENI S.P.A. WITH DEED OF DECEMBER 13, 2006. ALLOCATION OF NET INCOME

To the Shareholders:

the merger of Società Finanziaria Eni - Enifin S.p.A. with Eni S.p.A. became effective on January 2, 2007. As indicated in the project of merger, Società Finanziaria Eni - Enifin S.p.A.’s operations are charged to Eni Financial Statements as of January 1, 2007. We therefore submit to the approval of the Shareholders’ Meeting Società Finanziaria Eni - Enifin S.p.A. Financial Statements at December 31, 2006.

For the illustration of said Financial Statements please refer to Società Finanziaria Eni - Enifin S.p.A. 2006 Financial Statements, deposited at Eni S.p.A.'s Registered Office and with the Borsa Italiana S.p.A. (the Italian Stock Exchange).

The Board proposes to allot Società Finanziaria Eni - Enifin S.p.A. net income of euro 45,561,983.65 to the Reserve of carried forward profits that will be considered in the calculation of the merger imbalance consequent to the merger of Società Finanziaria Eni - Enifin S.p.A. with Eni S.p.A..

You are invited to approve Società Finanziaria Eni - Enifin S.p.A. Financial Statements at December 31, 2006, which disclose a net income of euro 45,561,983.65 and to allot the net income to the Reserve of carried forward profits that will be considered in the calculation of the merger imbalance consequent to the merger of Società Finanziaria Eni - Enifin S.p.A. with Eni S.p.A..

ITEM 2

FINANCIAL STATEMENTS AT DECEMBER 31, 2006, REPORT OF THE DIRECTORS ON THE COURSE OF THE BUSINESS, REPORT OF THE BOARD OF STATUTORY AUDITORS AND REPORT OF THE INDEPENDENT AUDITORS OF ENI PORTUGAL INVESTMENT S.P.A., A COMPANY MERGED WITH ENI S.P.A. WITH DEED OF DECEMBER 13, 2006. ALLOCATION OF NET INCOME

To the Shareholders:

the merger of Eni Portugal Investment S.p.A. with Eni S.p.A. became effective on January 2, 2007. As indicated in the project of merger, Eni Portugal Investment operations are charged to Eni Financial Statements as of January 1, 2007. We therefore submit to the approval of the Shareholders’ Meeting Eni Portugal Investment S.p.A. Financial Statements at December 31, 2006.

For the illustration of said Financial Statements please refer to Eni Portugal Investment S.p.A. 2006 Financial Statements, deposited at Eni S.p.A.’s Registered Office and with the Borsa Italiana S.p.A. (the Italian Stock Exchange).

The Board proposes to allot Eni Portugal Investment S.p.A. net income of euro 247,949,030.63 to the Reserve of carried forward profits that will be considered in the calculation of the merger imbalance consequent to the merger of Eni Portugal Investment S.p.A. with Eni S.p.A..

You are invited to approve Eni Portugal Investment S.p.A. Financial Statements at December 31, 2006, which disclose a net income of euro 247,949,030.63 and to allot the net income to the Reserve of carried forward profits that will be considered in the calculation of the merger imbalance consequent to the merger of Eni Portugal Investment S.p.A. with Eni S.p.A..

ITEM 3

ENI FINANCIAL STATEMENTS AT DECEMBER 31, 2006, CONSOLIDATED FINANCIAL
STATEMENTS AT DECEMBER 31, 2006, REPORT OF THE DIRECTORS ON THE COURSE OF THE BUSINESS, REPORT OF THE BOARD OF STATUTORY AUDITORS AND REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders:

for the illustration of Eni Financial Statements please refer to Eni Annual Report 2006 deposited at the Company's Registered Office and with the Borsa Italiana S.p.A. (the Italian Stock Exchange).

You are invited to approve Eni Financial Statements at December 31, 2006, which disclose a net income of euro 5,821,357,774.51.

ITEM 4

ALLOCATION OF NET INCOME

To the Shareholders:

in consideration of Eni 2006 results, the Board of Directors proposes to approve:

  the allocation of euro 3,611,713,444.51 of Eni 2006 net income of euro 5,821,357,774.51 left after the payment of an interim dividend of euro 0.60 per share resolved by the Board of Directors on September 21, 2006 and paid as of October 26, 2006, as follows:
  to pay a dividend of 0.65 euro for each share outstanding on the ex-dividend date, Eni treasury shares on that date excluded. In consideration of the payment of the 2006 interim dividend of 0.60 euro per share, therefore, the 2006 dividend per share proposed amounts at 1.25 euro;
  to the Distributable Reserve the amount left after the previous allotment of the dividend;
  the payment of said dividend as from June 21, 2007, being the ex-dividend date June 18, 2007.

ITEM 5

AUTHORISATION TO THE PURCHASE OF ENI SHARES AND WITHDRAWAL, FOR THE PART NOT YET EXECUTED, OF THE AUTHORISATION TO THE PURCHASE OF ENI SHARES APPROVED BY THE SHAREHOLDERS’ MEETING HELD ON MAY 25, 2006

To the Shareholders:

the Shareholders’ Meeting held on May 25, 2006 authorised the purchase of up to 400 million Eni ordinary shares, nominal value euro 1, within eighteen months as of the Shareholders’ Meeting date. According to said resolution, the total expense wouldn’t have exceeded 7.4 billion euro and the purchase price wouldn’t have been lower than Eni share nominal value and not higher than the reference price recorded on the trading day preceding each purchase increased of 5% of its amount.

On March 28, 2007 Eni shares bought are 343,408,960 corresponding to 8.57% of Eni current share capital; the related expense totals 5,712.9 million euro, corresponding to 77.2% of 7.4 billion euro. The average purchase price is 16.636 euro. On the same date the number of treasury shares held was 332,782,847 for a total amount of 5,566.6 million euro.

The Board intends to continue the buy-back programme, initiated in 2000, which represents an effective and flexible instrument to increase the shareholders value. Therefore the Board proposes to the Shareholders’ Meeting to withdraw the authorisation to purchase Eni shares approved by the Shareholders’ Meeting held on May 25, 2006, for the amount not yet exercised at the Shareholders’ Meeting date, and to be authorised, pursuant to Article 2357 of the Civil Code and Article 132 of Legislative Decree No. 58 dated February 24, 1998, to purchase up to 400 million of Eni shares, nominal value euro 1, corresponding to 9.9866% of Eni share capital, within eighteen months as of the Shareholders’ Meeting date. The total expense will not exceed the amount of euro 7.4 billion.

The purchases will be executed exclusively on the electronic stock market organised and managed by the Borsa Italiana S.p.A. (the Italian Stock Exchange), according to the rules issued by the Italian Stock Exchange itself. The purchase price will not be lower than Eni shares nominal value and not higher than the reference price recorded on the trading day preceding each purchase increased of 5% of its amount.

In order not to trespass the 10% threshold set by Article 2357, third paragraph, of the Civil Code, in the determination of the number of shares to be purchased and the related total expense, the treasury shares owned on the Shareholders’ Meeting date will be taken into consideration. The Reserve for the purchase of Eni shares, as per Article 2357-ter of the Italian Civil Code, is already available for the corresponding amount.

You are invited to:

  withdraw the delegation of authority to the Board of Directors to purchase treasury shares approved by the Ordinary Shareholders’ Meeting held on May 25, 2006 for the amount not yet exercised at the Shareholders’ Meeting date;
  authorise the Board of Directors, pursuant to Article 2357, second paragraph, of the Civil Code, to purchase up to 400,000,000 (four hundred million) Eni ordinary shares, nominal value euro 1, within eighteen months as of the Shareholders’ Meeting date. The purchases will be executed exclusively on the electronic stock market organised and managed by the Borsa Italiana S.p.A. (the Italian Stock Exchange), according to the rules issued by the Italian Stock Exchange itself. The purchase price will not be lower than Eni shares nominal value and not higher than the reference price recorded on the trading day preceding each purchase increased of 5% of its amount. The total expense will not exceed however 7.4 billion euro. In order not to trespass the 10% threshold set by Article 2357, third paragraph, of the Civil Code, in the determination of the number of shares to be purchased and the related total expense, the number and the value of the treasury shares owned on the Shareholders’ Meeting date will be taken into consideration;
  delegate any and all powers to the Chief Executive Officer to execute, directly or through attorneys-in-fact, any and all acts necessary to enforce such resolution.

ITEM 6

EXTENSION FOR THE THREE YEARS PERIOD 2007-2009 OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS S.P.A. AS INDEPENDENT AUDITORS OF ENI RESOLVED BY THE SHAREHOLDERS’ MEETING ON MAY 28, 2004

To the Shareholders:

the appointment of PricewaterhouseCoopers S.p.A. ("PWC") as Independent Auditors approved by the shareholders’ meeting held on May 28, 2004 will expire on the date of the shareholders’ meeting called to approve Eni S.p.A. Financial Statements at December 31, 2006.

The Board submits to the approval of the Shareholders’ Meeting the proposal of the Board of Statutory Auditors to extend for the three years period 2007-2009 the appointment of PWC as Independent Auditors. The proposal is attached hereto.

"To the Shareholders:

the appointment of PricewaterhouseCoopers S.p.A. ("PWC") as Independent Auditors approved by the shareholders’ meeting held on May 28, 2004 will expire on the date of the shareholders’ meeting called to approve Eni S.p.A. Financial Statements at December 31, 2006.

The Board of Statutory Auditors (the "Board") intends to opt for the proposal of extending the current appointment of PWC for the three years period 2007-2009 (the "Proposal"), as it satisfies operational motivations and is coherent with the current legislation applicable. The Board, on October 25, 2006, examined the Proposal containing the Audit Plan of the Eni Group companies’ and consolidated financial statements for the years 2007, 2008 and 2009, in order to express the opinion requested by Article 156 of Legislative Decree issued on February 24, 1998, No. 58. The Board ascertained that the Audit Plan is adequate and complete.

The Proposal:

  aims at satisfying the following operative goals:
  to avoid the burdens consequent to the change of the current Independent Auditor, with whom the principles and conditions of implementation in Eni Group of the Sarbanes Oxley Act ("SOA") have been agreed just one year ago;
  to continue said implementation in order to take immediately advantage of the activities already done;
  to take the opportunity of getting more operational efficiencies from the optimization of Audit and SOA activities;
  is coherent with the current legislation applicable as, pursuant to Article 8, paragraph 7, of Legislative Decree issued on December 29, 2006 No. 303: "the audit activities carried out on the basis of the appointment of the independent auditor in force on the date of effectiveness of this Decree, whose duration, taking in consideration also the related renewals and extensions, if any, is less than nine financial years, may, within the date of the first shareholders’ meeting called to approve the company’s financial statements be extended in order to adequate their duration to the limits set forth in Article 159, paragraph 4".

The Board has ascertained that the independence requirements for PWC are satisfied and that no situation of incompatibility is present; therefore the Board proposes to extend the appointment of PWC as Independent Auditor for the next three years period for the audit of Eni S.p.A. and Eni consolidated Financial Statements, the audit of the regularity of the accounting procedures in the course of the financial year and for the limited review of Eni half-year report. Further, as Eni shares are listed also on the New York Stock Exchange (NYSE), the Board proposes to extend to PWC, for the same period, the execution of the audit activities required by SEC norms regarding the audit of the information on the accounting data released in the U.S.A. ("Form 20-F") and of the accounting adjustments consequent to the application of U.S. GAAP, the issue of the English version of the audit report in compliance with US standards and the audit of the internal control system regarding the consolidated financial statement, according to SOA provisions.

To the Shareholders:

You are invited to approve the proposal of extending the appointment of PricewaterhouseCoopers S.p.A. as Independent Auditor of Eni resolved by the Shareholders’ Meeting on May 28, 2004 for the three years period 2007-2009 in order to execute the following activities:

  the audit of Eni S.p.A. and Eni consolidated Financial Statements, pursuant to Article 159 of Legislative Decree dated February 24, 1998 No. 58, as amended by the Legislative Decree dated December 29, 2006, No. 303;
  the audit, to be executed in the course of the financial year, of the regularity of the accounting procedures applied and of the correct accounting representation of the business activities, pursuant to Article 155 of Legislative Decree dated February 24, 1998 No. 58;
  the limited review of Eni half-year report, pursuant to Consob Communication No. 97001574 dated February 20, 1997;
  the audit of the accounting data released in the U.S.A. to comply with SEC Regulations ("Form 20-F") and of the accounting adjustments consequent to the application of U.S. GAAP on the financial statement drawn on the basis of then Italian GAAP and the release of the audit report in English set forth in compliance with US standards issued by the PCAOB, as Eni shares are listed also on the NYSE;
  the audit of the internal control system regarding the consolidated financial statement, according to SOA provisions. PWC has informed that it was not able for it to select Eni Group companies to be submitted to said audit activities; they would be selected in the definition of the yearly audit activities plan. Therefore the quotations are referred to Eni S.p.A. and the aggregate of Eni companies to whom SOA provisions shall apply.

The Board of Statutory Auditors of Eni Group listed companies Saipem and Snam Rete Gas have proposed to the respective shareholders’ meetings the extension of the current appointment of PWC as Independent Auditor; PWC therefore will execute audit activities also for those companies and their subsidiaries; its audit activities, therefore, cover 98% of total assets and revenues of Eni consolidated financial statement.

PWC offer comprises Eni S.p.A. and 207 Eni subsidiaries (Saipem S.p.A., Snam Rete Gas S.p.A. and their subsidiaries excluded). The 2007 total fees amount euro 17 million (217,678 hours) and the 2008 and 2009 the total annual fees amount euro 16 million (201,816 hours). The fees are considered fair in consideration of the market conditions and the peculiarities of Eni Group.

PWC will also execute supplemental audit activities according to the terms and conditions set forth by Document No. 600 of the Italian Audit Principles; therefore it will assume the full responsibility of the audit executed by the minor audit firms appointed by Eni subsidiaries (representing about 2% of total assets and revenues of Eni Group). Consequently, PWC will assume in Eni consolidated financial statements audit report the role and responsibility of Eni Group Sole Independent Auditor.

The fees asked by PricewaterhouseCoopers S.p.A. for the audit activities regarding Eni S.p.A. (audit of Eni S.p.A. and Eni consolidated Financial Statements, limited review of Eni half-year report, accounting adjustments consequent to the application of U.S. GAAP and the execution of other the activities required by SEC norms) and for the audit activities required by SOA provisions totals euro 10,361,650.00 for 2007 and 9,373,650.00 for 2008 and 2009. The tables below set forth a breakdown for each audit activity (values are expressed in euro).

	2007		2008-2009
	Hours	Fees	Hours	Fees
a) Eni S.p.A. Financial Statements Audit	18,131	1,277,400	18,131	1,277,400
b) Eni Consolidated Financial Statements Audit	4,397	308,200	4,397	308,200
c) Audit of the regularity of the accounting procedures during the FY	4,370	308,350	4,370	308,350
d) Limited review of Eni half-year Report	4,170	293,500	4,170	293,500
e) Audit of the accounting adjustments consequent to the application of U.S. GAAP and other activities required by SEC norms	3,964	279,200	3,964	279,200
f) Audit of the internal control system regarding Eni consolidated financial statement according to SOA provisions	86,896	7,895,000	76,034	6,907,000
Total	121,928	10,361,650	111,066	9,373,650

Details for each activity contained in the Proposal

4. Eni S.p.A.: Financial Statements Audit

Professional Qualification	Units	Working Hours	Working Hours in %	Fees
				Per Hour	Total
Partner	4	1,813	10	195	353,535
Manager	6	6,346	35	128	812,288
Senior	11	5,439	30	78	424,242
Staff	16	4,533	25	50	226,650
		18,131	100		1,816,715
Discount					(539,315)
Total					1,277,400

b) Eni S.p.A.: Consolidated Financial Statements Audit

Professional Qualification	Units	Working Hours	Working Hours in %	Fees
				Per Hour	Total
Partner	4	440	10	195	85,800
Manager	6	1,539	35	128	196,992
Senior	8	1,319	30	78	102,882
Staff	6	1,099	25	50	54,950
		4,397	100		440,624
Discount					(132,424)
Total					308,200

c) Eni S.p.A.: Audit of the regularity of the accounting procedures during the FY

Professional Qualification	Units	Working Hours	Working Hours in %	Fees
				Per Hour	Total
Partner	4	437	10	195	85,215
Manager	6	1,530	35	128	195,840
Senior	8	1,311	30	78	102,258
Staff	2	1,092	25	50	54,600
		4,370	100		437,913
Discount					(129,563)
Total					308,350

d) Eni S.p.A.: Limited review of Eni half-year Report

Professional Qualification	Units	Working Hours	Working Hours in %	Fees
				Per Hour	Total
Partner	4	417	10	195	81,315
Manager	6	1,460	35	128	186,880
Senior	4	1,251	30	78	97,578
Staff	6	1,042	25	50	52,100
		4,170	100		417,873
Discount					(124,373)
Total					293,500

e) Eni S.p.A.: Audit of the accounting adjustments consequent to the application of U.S. GAAP and other activities required by SEC norms

Professional Qualification	Units	Working Hours	Working Hours in %	Fees
				Per Hour	Total
Partner	2	396	10	195	77,220
Manager	2	1,387	35	128	177,536
Senior	2	1,189	30	78	92,742
Staff	1	992	25	50	49,600
		3,964	100		397,098
Discount					(117,898)
Total					279,200

f) Eni S.p.A.: Audit of the internal control system regarding Eni consolidated financial statement according to SOA provisions

	2007	2008	2009
Hours	86,896	76,034	76,034
Fees	8,772,000	7,675,000	7,675,000
Discount	(877,000)	(768,000)	(768,000)
Total	7,895,000	6,907,000	6,907,000

Travel and living expenses shall be reimbursed at cost and limited to those activities performed at company locations where offices of the Independent Auditors are not present.

Supervision contribution, owed by PricewaterhouseCoopers S.p.A. to Consob, will be reimbursed at cost and for an amount calculated on the basis of the fees paid for the Eni S.p.A. Financial Statements and Eni Consolidated Financial Statements audit.

The above mentioned fees may be adjusted only when exceptional or unforeseen circumstances arisen after the presentation of the offer require additional time and/or a different mix of professional profiles to be used. In the event actual cost accrued on the basis of hours and fees of personnel actually utilised should result lower than forecast, fees hereon will be reduced accordingly."

To the Shareholders:

You are invited to approve the proposal of the Board of Statutory Auditors to extend the appointment of PricewaterhouseCoopers S.p.A. as Independent Auditor of Eni resolved by the Shareholders’ Meeting on May 28, 2004, for the three years period 2007-2009, according to the terms and conditions contained in the proposal approved by the Board of Statutory Auditors.

EXTRAORDINARY PART

ITEM 1

AMENDMENTS TO ARTICLES 6.2, 13, 17, 24 AND 28 OF THE BY-LAWS

To the Shareholders:

according to the Legislative Decree issued on February 24, 1998, No. 58 (the "Decree"), as amended by the Legislative Decree issued on December 29, 2006, No. 303:

  at least one Board member, if their number is not higher than seven, or two Board members, if their number is higher than seven, shall have the independence requirements set forth by the current legislation and the by-laws. If these requirements elapse the Board member will be removed (Article 147-ter). The number of independent Board members set by the current version of Eni by-laws is five;
  the by-laws shall set the professional requirements of the Manager responsible for the preparation of financial reporting documents (Article 154-bis).

Consob has been given the task of:

  regulating the election of board of statutory auditors’ members, through the list of candidates system, of an effective board of statutory auditors’ member by minority shareholders, pursuant to Article 148, second paragraph, of the Decree;
  setting the maximum number of appointments as Board member or auditor or supervisory board member or audit committee member in limited and public companies that the Statutory Auditors of listed companies shall observe, pursuant to Article 148-bis of the Decree.

In order to comply with the above mentioned provisions, the Board proposes that the by-laws define:

  the norms for the composition and presentation of the lists of candidates to the office of Director and the rules for their appointment so that the independent Directors appointed be at least so many as indicated by the current legislation;
  the professional requirements of the Manager responsible for the preparation of financial reporting documents;
  the maximum number of appointments as Board member or auditor or supervisory board member or audit committee member in limited and public companies that Eni S.p.A. Statutory Auditors shall observe and the norms for the election of board of statutory auditors’ members by the minority shareholders.

Therefore, the Board proposes to the Shareholders’ Meeting to amend Articles 17, 24 and 28 of the By-laws.

The Board proposes also:

  to approve formal amendments to the above mentioned Articles and to Article 6.2 to their current text in order to better reflect the current legislation;
  to amend:
  Article 13, in order to specify the newspapers where the Shareholders’ meeting Notice may be published, pursuant to Article 2366 of the Civil Code;
  Article 28.4, in order to allow the Statutory Auditors to meet in video or teleconference, pursuant to Article 2404 of the Civil Code.

You are invited to:

  amend Articles 6.2, 13, 17, 24 and 28 of the by-laws as follows:

Current text

Article 6.2
Pursuant to Article 2, paragraph 1 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, as modified by Article 4, paragraph 227, of Law December 24, 2003 No. 350, the Minister of Economy and Finance retains the following special powers to be exercised in agreement with the Minister of Productive Activities and according to the criteria contained in the Decree issued by the President of the Council of Ministers on June 10, 2004:
a) opposition with respect to the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which – as per Decree issued by the Minister of Treasury on October 16, 1995 – are meant those representing at least 3% of share capital with the right to vote at the ordinary shareholders' meeting.

Proposed text

Article 6.2
Pursuant to Article 2, paragraph 1 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, as modified by Article 4, paragraph 227, of Law December 24, 2003 No. 350, the Minister of Economy and Finance retains the following special powers to be exercised in agreement with the Minister of the Economic Development ~~Productive Activities~~ and according to the criteria contained in the Decree issued by the President of the Council of Ministers on June 10, 2004:
a) opposition with respect to the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which – as per Decree issued by the Minister of Treasury on October 16, 1995 – are meant those representing at least 3% of share capital with the right to vote at the ordinary shareholders' meeting.

The opposition is expressed within ten days of the date of the notice to be filed by the Board of Directors at the time request is made for registration in the Shareholders' Register if the Minister considers that such an acquisition may prejudice the vital interests of the Italian State. Until the ten-day term is not lapsed, the voting rights and the non-asset linked rights connected with the shares representing a material shareholding may not be exercised. If the opposition power is exercised, through a duly motivated act in connection with the prejudice that may be caused by the operation to the vital interests of the Italian State, the transferee may not exercise the voting rights and the other non-asset linked rights connected with the shares representing a material shareholding and must sell said shares within one year. Failing to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code. The act through which the opposition power is exercised may be sued by the transferee before the Regional Administrative Court of Latium within sixty days as of its issue;
b) opposition with respect to the subscription of Shareholders' pacts or agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as per Decree issued by the Minister of Treasury on October 16, 1995 – at least 3% of the share capital with the right to vote at ordinary shareholders' meetings. In order to allow the exercise of the above mentioned opposition power, Consob notifies the Minister of Economy and Finance of the relevant pacts or agreements communicated to it pursuant to the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. The opposition power may be exercised within ten days as of the date of the notice by Consob. Until the ten-day term is not lapsed, the voting right and the other non-asset linked rights connected with the shares held by the shareholders who have subscribed the above mentioned pacts or agreements may not be exercised. If the opposition power is exercised through the issue	The opposition is expressed within ten days of the date of the notice to be filed by the Board of Directors at the time request is made for registration in the Shareholders' Register if the Minister considers that such an acquisition may prejudice the vital interests of the Italian State. Until the ten-day term is not lapsed, the voting rights and the non-asset linked rights connected with the shares representing a material shareholding may not be exercised. If the opposition power is exercised, through a duly motivated act in connection with the prejudice that may be caused by the operation to the vital interests of the Italian State, the transferee may not exercise the voting rights and the other non-asset linked rights connected with the shares representing a material shareholding and must sell said shares within one year. Failing to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code. The act through which the opposition power is exercised may be sued by the transferee before the Regional Administrative Court of Latium within sixty days as of its issue;
b) opposition with respect to the subscription of Shareholders' pacts or agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as per Decree issued by the Minister of Treasury on October 16, 1995 – at least 3% of the share capital with the right to vote at ordinary shareholders' meetings. In order to allow the exercise of the above mentioned opposition power, Consob notifies the Minister of Economy and Finance of the relevant pacts or agreements communicated to it pursuant to the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. The opposition power may be exercised within ten days as of the date of the notice by Consob. Until the ten-day term is not lapsed, the voting right and the other non-asset linked rights connected with the shares held by the shareholders who have subscribed the above mentioned pacts or agreements may not be exercised. If the opposition power is exercised through the issue of an act that shall be duly motivated in consideration of the prejudice that may be caused by said pacts or agreements to the vital interests of the Italian State, the shareholders pacts or agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ pacts or agreements behave as if those pacts or agreements disciplined by Article 122 of Legislative Decree No. 58 of February 24, 1998 were still in effect, the resolutions approved with their vote, if determining for the approval, may be sued. The act through which the opposition power is exercised may be sued by the shareholders who joined the above mentioned pacts or agreements before the Regional Administrative Court of Latium within sixty days as of its issue;
c) veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge, to transfer the company's registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers indicated in this Article. The act through which the veto power is exercised shall be duly motivated in consideration of the prejudice the related resolution may cause to the vital interests of the Italian State and may be sued by the dissenting Shareholders before the Regional Administrative Court of Latium within sixty days as of its issue;
d) appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance in agreement with the Minister of Productive Activities will appoint his substitute.

ARTICLE 13
13.1 Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette or "Il Sole 24 Ore" and other newspapers with national circulation, according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.
The Shareholders that, severally or jointly, represent at least one fortieth of Eni share capital, may ask, within five days as of the date of publication of the shareholders’ meeting of an act that shall be duly motivated in consideration of the prejudice that may be caused by said pacts or agreements to the vital interests of the Italian State, the shareholders pacts or agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ pacts or agreements behave as if those pacts or agreements disciplined by Article 122 of Legislative Decree No. 58 of February 24, 1998 were still in effect, the resolutions approved with their vote, if determining for the approval, may be sued. The act through which the opposition power is exercised may be sued by the shareholders who joined the above mentioned pacts or agreements before the Regional Administrative Court of Latium within sixty days as of its issue;
c) veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge, to transfer the company's registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers indicated in this Article. The act through which the veto power is exercised shall be duly motivated in consideration of the prejudice the related resolution may cause to the vital interests of the Italian State and may be sued by the dissenting Shareholders before the Regional Administrative Court of Latium within sixty days as of its issue;
d) appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance in agreement with the Minister of the Economic Development ~~Productive Activities~~ will appoint his substitute.

ARTICLE 13
13.1 Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette or the following newspapers: "Il Sole 24 Ore" ~~and other newspapers with national circulation~~, "Corriere della Sera" and "Financial Times", according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.
The Shareholders that, severally or jointly, represent at least one fortieth of Eni share capital, may ask, within five days as of the date of publication of the shareholders’ meeting notice, to add other items in the agenda. The request shall contain the matters to be proposed to the shareholders’ meeting. Said faculty may not be exercised on the matters upon which, pursuant to the applicable legislation, the shareholders’ meeting resolves on the basis of a proposal of the Board of Directors or on the basis of a project or report of the Board. The integrations accepted by the Board shall be published at least ten days before the shareholders’ meeting date, through a notice to be published as indicated above.
13.2 Admission to the shareholders’ meeting is subject to the delivery, also for registered shares, of the certification issued by financial intermediaries at least two days before the date of the shareholders’ meeting on first call.

ARTICLE 17
17.1 The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders' meeting determines the number within these limits. The Minister of Economy and Finance in agreement with the Minister of Productive Activities may appoint another member, with no voting rights, pursuant to Article 6, second paragraph, letter d), of the by-laws.

17.2 The Board of Directors is appointed for a period of up to three financial years; this term lapses on the date of the shareholders' meeting convened to approve the financial statements of the last year of their office. They may be reappointed.
17.3 The Board members, except for the one appointed pursuant to Article 6.2, letter d) of these by-laws, are appointed by the shareholders' meeting on the basis of lists presented by Shareholders and by the Board of Directors; in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company's registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders' meeting. Candidate lists presented by Shareholders must be deposited at the company registered office and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders' meeting.

notice, to add other items in the agenda. The request shall contain the matters to be proposed to the shareholders’ meeting. Said faculty may not be exercised on the matters upon which, pursuant to the applicable legislation, the shareholders’ meeting resolves on the basis of a proposal of the Board of Directors or on the basis of a project or report of the Board. The integrations accepted by the Board shall be published at least ten days before the shareholders’ meeting date, through a notice to be published as indicated above.
13.2 Admission to the shareholders’ meeting is subject to the delivery, also for registered shares, of the ~~certification~~ communication issued by financial intermediaries at least two labour days before the date of the shareholders’ meeting on first call.

ARTICLE 17
17.1 The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders' meeting determines the number within these limits. The Minister of Economy and Finance in agreement with the Minister of the Economic Development~~Productive Activities~~ may appoint another member, with no voting rights, pursuant to Article 6, second paragraph, letter d), of the by-laws.
17.2 The Board of Directors is appointed for a period of up to three financial years; this term lapses on the date of the shareholders' meeting convened to approve the financial statements of the last year of their office. They may be reappointed.
17.3 The Board of Directors~~members~~, except for the member~~one~~ appointed pursuant to Article 6.2, letter d) of these by-laws, is ~~are~~ appointed by the shareholders' meeting on the basis of lists presented by Shareholders and by the Board of Directors; in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company's registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders' meeting. Candidate lists presented by Shareholders must be deposited ~~at the company registered office~~ and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders' meeting.

Each Shareholder may present or take part in the presenting of only one candidate list and each candidate may appear in one list only or he will be ineligible. Companies that are controlling entities or are under common control, as defined by Article 2359, first paragraph, of the Civil Code, by the same entity of the company presenting a list shall not present nor take part in the presentation of another candidate list. Each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders' meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver to the company registered office a copy of the certification issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the shareholders' meeting.
Together with each list, within the aforementioned time limits, statements must be presented in which each candidate accepts his nomination and attests, in his own responsibility, that causes for his ineligibility and incompatibility are non existing and that he possesses the requirements, honorability and independence requirements required by the norms in force for the Statutory Auditors included.
At least one Board member, if the Board members are no more than five, or at least three Board members if they are more than five, shall have the independence requirement. The independent Board members take part, according to the provisions set by the Board and by the Corporate Governance Codes issued by the companies that manage stock markets to which the Company adheres, to the Board Committees that the Board of Directors may establish. Said Board Committees shall have advisory and consulting tasks on specific items.
The Board of Directors evaluates periodically the independence and the honorability of its members. If these requirements are not present or elapse and, if the minimum number of independent Board members set by these by-laws is not met, the Board of Directors removes the Board member without the independence requirement and resolves upon his substitution.
Each person entitled to vote may vote for a candidate list only.	Each Shareholder may present or take part in the presenting of only one candidate list and vote only one candidate list. ~~and Each candidate may appear in one list only or he will be ineligible.~~ Those who~~Companies that~~ are controlling or controlled entities or are under common control, as defined by Article 93 of Legislative Decree No. 58 issued on February 24, 1998~~2359, first paragraph, of the Civil Code~~, by the same entity of the shareholder ~~company~~ presenting a list shall not present nor take part in the presentation of another candidate list, nor vote them, also through intermediaries or fiduciaries. Each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders' meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver ~~to~~ with the company’s registered office a copy of the communication~~certification~~ issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the shareholders' meeting.
At least one Board member, if the Board members are no more than five, or at least three Board members if the~~y~~ Board members are more than five, shall have the independence requirements set for the Board of Statutory Auditors members of listed companies. ~~The independent Board members take part, according to the provisions set by the Board and by the Corporate Governance Codes issued by the companies that manage stock markets to which the Company adheres, to the Board Committees that the Board of Directors may establish. Said Board Committees shall have advisory and consulting tasks on specific items.~~
The independent candidates shall be expressly indicated in each list.
All candidates shall also have the honorability qualifications set forth by the applicable legislation.
Together with the deposit of each list, in order to assure its validity, ~~within the aforementioned time limits,~~ the following documents shall be deposited: (i) the curriculum of each candidate; (ii) statements ~~must be presented in which~~of each candidate to accept~~s~~ his nomination and attest, in his own responsibility, that causes for his ineligibility and incompatibility are non existing and that he possesses the aforementioned ~~requirements~~honorability and, if any, independence requirements~~required by the norms in force for the Statutory Auditors included~~.
The Directors appointed shall communicate to the Company if they have lost the above mentioned independence and honorability requirements and if situations of ineligibility or incompatibility have arisen.
The Board of Directors evaluates periodically the independence and the honorability of its members and if situations of ineligibility or incompatibility have arisen.
If the honorability or independence ~~these~~requirements declared and set forth by the legislation in force are not present or elapse for a Board member or if situations of ineligibility or incompatibility have arisen ~~and, if the minimum number of independent Board members set by these by-laws is not met~~, the Board of Directors removes said~~the~~ Board member ~~without the independence requirement~~ and resolves upon his substitution or invites him to remove the situation of incompatibility within the term set by the Board itself; if this last condition is not met, the Director will be removed from office.
~~Each person entitled to vote may vote for a candidate list only.~~

Board members will be elected in the following manner:
a) seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;
b) the remaining Board members will be drawn out from the other candidate lists; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.
In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members.
In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire shareholders' meeting and the candidate elected will be the one who obtains a simple majority of the votes;
c) to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders' meeting will make a resolution with the majorities prescribed by the law.

17.4 The shareholders' meeting may, even during the Board's term of office, change the number of members of the Board of Directors, always within the limits set forth in paragraph 17.1 above, and make the relating appointments. Board members so elected will expire at the same time as the rest of the Board.	Board members will be elected in the following manner:
a) seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;
b) the remaining Board members will be drawn out from the other candidate lists; said lists shall not be linked in any way, neither indirectly, to the shareholders who have presented or voted the list that has obtained the highest number of votes; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.
In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members.
In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire shareholders' meeting and the candidate elected will be the one who obtains a simple majority of the votes;
c) if through the procedure described above the minimum number of independent Directors set by these by-laws is not elected, the quotient is calculated according to letter b) above in order to be assigned to the candidates present in each list; the independent candidates not yet drawn from the lists pursuant to letters a) and b) above, who have got the highest quotients will be elected in order to meet the provision of the by-laws on the number of the independent Directors. The Directors so appointed will replace the non independent Directors to whom the lowest quotients have been assigned. If the number of independent candidates is lower than the minimum limit set by the By-laws, the shareholders' meeting will make a resolution with the majorities prescribed by the law to substitute the not independent candidates who have got the lowest quotients;
d) to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders' meeting will make a resolution with the majorities prescribed by the law in order, however, to assure that the Board composition complies with the current legislation and the by-laws.
The vote by list procedure shall apply only in case of appointment of the entire Board of Directors.
17.4 The shareholders' meeting may, even during the Board's term of office, change the number of members of the Board of Directors, always within the limits set forth in paragraph 17.1 above, and make the relating appointments. Board members so elected will expire at the same time as the rest of the Board.

17.5 If during the term of office one or more members leave the Board, action will be taken in compliance with Article 2386 of the Civil Code with exception of the Board member appointed pursuant to Article 6.2 letter d) of these by-laws. If a majority of members leaves the Board, the whole Board will be considered lapsed and the Board must promptly call a shareholders' meeting to appoint a new Board.

ARTICLE 24
24.1 The Board of Directors delegates its powers to one of its members with the exception of the Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws, in compliance with the limits set forth in Article 2381 of the Civil Code. In addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Chief Executive Officer, a new Chief Executive Officer is simultaneously appointed.
The Board of Directors, upon proposal of the Chairman and in agreement with the Chief Executive Officer, may confer powers for single acts or categories of acts to other members of the Board of Directors with the exception of the Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws. The Chairman and the Chief Executive Officer, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts.	17.5 If during the term of office one or more members leave the Board, action will be taken in compliance with Article 2386 of the Civil Code with exception of the Board member appointed pursuant to Article 6.2 letter d) of these by-laws. If a majority of members leaves the Board, the whole Board will be considered lapsed and the Board must promptly call a shareholders' meeting to appoint a new Board.
17.6 The Board may establish Board Committees that shall have advisory and consulting tasks on specific items.

ARTICLE 24
24.1 The Board of Directors delegates its powers to one of its members with the exception of the Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws, in compliance with the limits set forth in Article 2381 of the Civil Code. In addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Chief Executive Officer, a new Chief Executive Officer is simultaneously appointed.
The Board of Directors, upon proposal of the Chairman and in agreement with the Chief Executive Officer, may confer powers for single acts or categories of acts to other members of the Board of Directors with the exception of the Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws. The Chairman and the Chief Executive Officer, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts.

Further, on proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them. In order to make the appointment effective, the Board of Directors shall verify if the General Manager to be appointed has the honorability requirements set by the current legislation. The General Managers without said requirement shall be removed.
On proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors appoints the Manager responsible for the preparation of financial reporting documents and delegates powers and resources to him. The appointment is subject to the favourable opinion of the Board of Statutory Auditors.	Further, upon proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them. In order to make the appointment effective, the Board of Directors shall verify if the General Manager to be appointed has the honorability requirements set by the current legislation. The Board of Directors shall periodically verify said honorability requirements. The General Managers without said requirement shall be removed.
Upon~~On~~ proposal of the Chief Executive Officer presented and in agreement with the Chairman, the Board of Directors appoints the Manager responsible for the preparation of financial reporting documents~~and delegates powers and resources to him~~. The appointment is subject to the favourable opinion of the Board of Statutory Auditors.
The Manager responsible for the preparation of financial reporting documents is chosen among people who, for at least three years, have exercised:
  administration or control activities or directive tasks in companies listed on regulated stock exchanges in Italy or other European Union countries or other countries member of OECD with a share capital not less than two million euro or audit activities in the companies mentioned in letter a) above, or professional activities or teaching activities in universities in the financial or accounting sectors, or managerial functions in public or private bodies in the financial, accounting, or control sectors.

The Board of Directors assures that the Manager responsible for the preparation of financial reporting documents is given adequate powers and means to execute his or her tasks and to respect the administrative and accounting procedures.

ARTICLE 28
28.1 The Board of Statutory Auditors consists of five effective members and two alternate members. The Auditors shall have the professional and honour requirements set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice.
Pursuant to the aforementioned Ministerial Decree, the matters strictly connected to those of interest of the Company are: companies law, business economics and corporate finance.
Pursuant to said Ministerial Decree, the sectors strictly connected with those of interest of the Company are the engineering and geological sectors.
Those who are already appointed effective auditor or supervisory board member or audit committee member in at least five companies with securities listed on regulated securities markets other than Eni S.p.A. subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.

28.2 The effective Auditors and the alternate Auditors are appointed by the shareholders' meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order. For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 shall apply.
Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for not less than three years.
Three effective Auditors and one alternate Auditor will be drawn from the list that obtains the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the by-laws. The procedure described in this last Article shall be applied to each section of the lists involved separately.
The shareholders' meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed according to article 17.3 letter b) of these by-laws.
To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders' meeting will resolve with the majorities prescribed by the law.	ARTICLE 28
28.1 The Board of Statutory Auditors consists of five effective members and two alternate members. The Auditors shall have the professional and honour requirements set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice.
Pursuant to the aforementioned Ministerial Decree, the matters strictly connected to those of interest of the Company are: companies law, business economics and corporate finance.
Pursuant to said Ministerial Decree, the sectors strictly connected with those of interest of the Company are the engineering and geological sectors.
The Statutory Auditors may be appointed members of administration and control bodies in other companies within the limits set by Consob regulation.
Until those provisions do not come in force, those who are already appointed effective auditor or supervisory board member or audit committee member in at least five companies with securities listed on regulated securities markets other than Eni S.p.A. subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.
28.2 The Board of Statutory Auditors is ~~effective Auditors and the alternate Auditors are~~ appointed by the shareholders' meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order.
For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 shall apply and according to the rules set forth by Consob.
Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for not less than three years.
Three effective Auditors and one alternate Auditor will be drawn from the list that obtains the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the by-laws. The procedure described in this last Article shall be applied to each section of the lists involved separately.
The shareholders' meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed according to article 17.3 letter b) of these by-laws.
To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders' meeting will resolve with the majorities prescribed by the law.
The vote by list procedure shall apply only in case of appointment of the entire Board of Statutory Auditors.

Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted pursuant to Article 17.3, letter b) of the by-laws.

28.3 Retiring Auditors may be reelected.
28.4 Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders' meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders' meetings and at least one effective Auditor is empowered to convene the Board meetings.	Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted ~~pursuant to Article 17.3, letter b) of the by-laws~~ by the Alternate Auditor drawn by those other lists.
28.3 Retiring Auditors may be reelected.
28.4 Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders' meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders' meetings and at least one effective Auditor is empowered to convene the Board meetings.
The Board of Statutory Auditors’ meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the Meeting is considered duly held in the place where the Chairman and the Secretary are present.

  delegate any and all powers to the Chief Executive Officer, to execute, directly or through attorneys-in-fact, said resolution and provide, if necessary and possible pursuant to the current legislation, those formal amendments to the resolution under this item as determined by competent Authorities in order to deposit it with the Companies Register or assure their approval by the Shareholders’ Meeting.

The Chairman of the Board of Directors
Mr. Roberto Poli

Eni S.p.A.
Registered Office: Piazzale Enrico Mattei, No. 1, Rome - Italy
Company Share Capital euro 4,005,358,876.00 fully paid up
Rome Companies Register Tax Identification Number 00484960588
VAT Number 00905811006 R.E.A. Rome No. 756453

NOTICE OF BONDHOLDERS' MEETING

Bondholders of Eni S.p.A. - Euro Medium Term Notes 2000-2010 are hereby invited to attend the Bondholders' Meeting, which will be held in Rome, Via del Serafico, 89/91, on May 21, 2007 at 9:00 a.m. (CET) on first call and, if necessary, on May 22 and May 23, 2007, at 9:30 a.m. (CET) and at the same location, on second and third call, respectively.

AGENDA

  Appointment of the representative of Bondholders of Eni S.p.A. - Euro Medium Term Notes 2000-2010 and determination of the duration in office and of his compensation.

Admission to the Shareholders’ Meeting is subject to the delivery of the notification of attendance issued by financial intermediaries at least two labour days before the date of the Shareholders’ Meeting on first call.

Eni S.p.A.'s Corporate Secretary is available for any further information Shareholders may need at the toll-free number 800 940 924 (for calls from abroad Italy: 80011223456) or fax number +39 06 59822233.

The Notice, published on the Italian Official Gazette, "Il Sole 24Ore" and other newspapers of general circulation, and the documentation regarding the Shareholders’ Meeting will be available on www.eni.it and may be requested by e-mail at segreteriasocietaria.azionisti@eni.it or by calling the above-mentioned toll-free numbers or by fax.

This notice is available on www.eni.it.

The Chairman of the Board of Directors
Mr. Roberto Poli

Eni S.p.A.
Registered Office: Piazzale Enrico Mattei, No. 1, Rome - Italy
Company Share Capital euro 4,005,358,876.00 fully paid up
Rome Companies Register Tax Identification Number 00484960588
VAT Number 00905811006 R.E.A. Rome No. 756453

NOTICE OF BONDHOLDERS' MEETING

Bondholders of Eni S.p.A. - Euro Medium Term Notes 2003-2013 are hereby invited to attend the Bondholders' Meeting, which will be held in Rome, Via del Serafico, 89/91, on May 21, 2007 at 9:30 a.m. (CET) on first call and, if necessary, on May 22 10:30 a.m. (CET) and May 23, 2007, at 10:30 a.m. (CET) and at the same location, on second and third call, respectively.

AGENDA

  Appointment of the representative of Bondholders of Eni S.p.A. - Euro Medium Term Notes 2003-2013 and determination of the duration in office and of his compensation.

Admission to the Shareholders’ Meeting is subject to the delivery of the notification of attendance issued by financial intermediaries at least two labour days before the date of the Shareholders’ Meeting on first call.

Eni S.p.A.'s Corporate Secretary is available for any further information Shareholders may need at the toll-free number 800 940 924 (for calls from abroad Italy: 80011223456) or fax number +39 06 59822233.

The Notice, published on the Italian Official Gazette, "Il Sole 24Ore" and other newspapers of general circulation, and the documentation regarding the Shareholders’ Meeting will be available on www.eni.it and may be requested by e-mail at segreteriasocietaria.azionisti@eni.it or by calling the above-mentioned toll-free numbers or by fax.

This notice is available on www.eni.it.

The Chairman of the Board of Directors
Mr. Roberto Poli

Eni S.p.A.
Registered Office: Piazzale Enrico Mattei, No. 1, Rome - Italy
Company Share Capital: euro 4,005,358,876.00 fully paid up
Rome Companies Register - Tax Identification Number 00484960588
VAT Number 00905811006 - R.E.A. Rome 756453

Notice pursuant to Article 84 of Consob Regulation No. 11971/1999

Eni Shareholders are informed that on April 5, 2007 the projects of merger of AgipFuel S.p.A., Napoletana Gas Clienti S.p.A. and Siciliana Gas Clienti S.p.A., Eni subsidiaries and sole shareholder companies, into Eni S.p.A., were filed with the Companies Registers of Rome.

Pursuant to Article 23.3 of Eni’s By-laws, the decisions on the merger will be resolved by Eni Board of Directors.

The documentation regarding the above mentioned merger operations is available at Eni S.p.A. Registered Office in Rome, Piazzale Enrico Mattei, No. 1, and at the Borsa Italiana S.p.A. (Italian Stock Exchange: www.borsaitaliana.it).

The related documents are also available on www.eni.it and may be requested by e-mail segreteriasocietaria.azionisti@eni.it or by calling the Toll-Free Number 800 94 09 24 for calls from Italy and 800 11 22 34 56 for calls from outside Italy.

Report on the Merger of AgipFuel S.p.A. into Eni S.p.A.

The Chief Executive Officer submits to the approval of the Board of Directors the project of merger of AgipFuel S.p.A. ("AgipFuel") into Eni S.p.A. ("Eni").

The report has been drawn up pursuant to Consob Regulation No. 11971 dated May 14, 1999, Annex 3A-Schedule 1.

1.a) Description of the merger, of its reasons and of the managerial objectives of the companies involved in the merger and their related programs

The operation consists of the merger into Eni, with registered office in Piazzale Enrico Mattei, No. 1, Rome, Italy, company share capital euro 4,005,358,876.00, fully paid up, enrolled in Rome Companies Register, Tax Identification Number 00484960588, of AgipFuel, with registered office in Rome, Via Vitaliano Brancati, No. 64, company share capital euro 3,637,000.00, fully paid up, enrolled in the Rome Companies Register, Tax Identification Number 03902330822. AgipFuel is an Eni’s subsidiary and a sole shareholder company.

The merger aims to streamline Eni Group structure and increase the efficiency of the Group operations through the reduction of the decisional levels and the rationalisation of the staff structures operating for the business units.

1.b) Determination of the values of the companies involved in the merger in order to set the exchange ratio

1.c) The exchange ratio of the shares and the criteria for its determination

1.d) Assignation of the merging company shares and date as of these shares accrue dividend

The merger will be executed on the basis of the Financial Statements at December 31, 2006 of Eni and AgipFuel.

As Eni is the sole shareholder of AgipFuel, the economic value of its assets has not been assessed, the exchange ratio of AgipFuel shares with Eni shares has not been calculated and no Eni shares will be assigned.

1.e) Date as of the operations of the companies to be merged will be charged, also for tax purposes, to the Financial Statements of the merging company

If the last deposit of the Deed of merger with the Companies Register is executed within August 31, 2007, the merger will be effective as of the first day of the month following the date when the last deposit of the Deed of merger is executed and however not before July 1, 2007. The operations of the company to be merged will be charged to Eni Financial Statements, also for tax purposes as of July 1, 2007.

If the last deposit of the Deed of merger with the Companies Register is executed after August 31, 2007, the merger will be effective as of January 1, 2008. The operations of the company to be merged will be charged to Eni Financial Statements, also for tax purposes as of January 1, 2008.

1.f) Tax consequences of the merger on the companies involved in the merger

No capital gains will arise nor be distributed because of the merger; therefore, no taxes will be due by Eni or AgipFuel because of the merger.

1.g) Estimates of the effects of the merger on the relevant shareholdings and on the control of the merging company

The merger will affect neither Eni shareholdings nor Eni control.

1.h) Effects of the merger on the pacts among shareholders mentioned in Article 122 of Legislative Decree 58/98, regarding the shares issued by the companies to be merged

Eni doesn't know the existence of pacts among shareholders.

1.i) Comments of the Board of Directors on the existence of the withdrawal right for dissenting shareholders

As the company objects of Eni Articles of Association already contain those of the company to be merged it shall not be amended; therefore the withdrawal right shall not apply.

To the Board members:

You are invited to:

  approve the project of merger into Eni S.p.A. of AgipFuel S.p.A. on the basis of their Financial Statements at December 31, 2006;
  delegate any and all powers to the Chief Executive Officer, to be used directly or through attorneys-in-fact and in compliance with the current legislation, to: a) underwrite the deed of merger; b) perform any and all necessary acts and fulfilment necessary to execute the merger, included but not limited to the succession of the merging company in the rights and duties of the company to be merged and in its relationships with third parties, courts included, arisen before the merger becomes effective, and keep exempt the holders of public records and the Public Administrations from any liabilities; c) cancel the shares issued by AgipFuel S.p.A.; d) do any and all acts necessary to execute this resolution and provide, if necessary and possible pursuant to the current legislation, for those formal amendments to it as determined by competent Authorities in order to deposit it with the Companies Register.

The Chief Executive Officer
of Eni S.p.A.
(Mr. Paolo Scaroni)

PROJECT OF MERGER OF AGIPFUEL S.P.A. INTO ENI S.P.A.

Pursuant to Article 2501-ter of the Civil Code, is hereby drawn up the project of merger (the "Project") of AgipFuel S.p.A. ("AgipFuel") into Eni S.p.A. ("Eni").

Reasons of the merger

The merger aims to streamline Eni Group structure and increase the efficiency of the Group operations through the reduction of the decisional levels and the rationalisation of the staff structures operating for the business units.

Information to be given pursuant Article 2501-ter of the Civil Code

As Eni is the sole shareholder of AgipFuel, and this situation will be kept until the merger is effective, the information required by Article 2501-ter, first paragraph, No. 1), 2), 6), 7) and 8), of the Civil Code are hereby given.

The merger is proposed on the basis of the Financial Statements at December 31, 2006 of Eni and AgipFuel.

Type, Denomination and Registered Office of the companies involved in the merger

Merging Company:
Eni S.p.A., with registered office in Piazzale Enrico Mattei, No. 1, Rome, Italy, company share capital euro 4,005,358,876.00, fully paid up, enrolled in the Rome Companies Register, Tax Identification Number 00484960588.

Company to be merged:
AgipFuel S.p.A., with registered office in Rome, Via Vitaliano Brancati, No. 64, company share capital euro 3,637,000.00, fully paid up, enrolled in the Rome Companies Register, Tax Identification Number 03902330822. AgipFuel is an Eni’s subsidiary and a sole shareholder company.

Merging company Incorporation Act, with the indications of the amendments of the Articles of Association to be approved in consequence of the merger

Eni was incorporated pursuant to the transformation of Ente Nazionale Idrocarburi (National Agency for Hydrocarbons, E.N.I.), a public entity established by law, set forth by Article 15 of Law Decree No. 333, dated July 11, 1992 converted by Law No. 359 dated August 8, 1992.

The documentation regarding the incorporation-transformation of Eni and the up-dated text of the Articles of Association are attached to the Project.

The company objects of Eni already contain those of the company to be merged and no shares will be issued by Eni because Eni is AgipFuel’s sole shareholder; therefore Eni Articles of Association shall not be amended.

Date as of the operations of the company to be merged will be charged to the Financial Statements of the merging company

If the last deposit of the Deed of merger with the Companies Register is executed within August 31, 2007, the merger will be effective as of the first day of the month following the date when the last deposit of the Deed of merger is executed and however not before July 1, 2007. The operations of the company to be merged will be charged to Eni Financial Statements, also for tax purposes as of July 1, 2007.

If the last deposit of the Deed of merger with the Companies Register is executed after August 31, 2007, the merger will be effective as of January 1, 2008. The operations of the company to be merged will be charged to Eni Financial Statements, also for tax purposes as of January 1, 2008.

Treatment of particular categories of shareholders and holders of securities different from shares

There are no particular categories of shareholders; no particular treatment is foreseen for the holders of securities different from the shares.

Eni bond issues outstanding are "Eni S.p.A. - Euro Medium Term Notes 2000-2010" and "Eni S.p.A. - Euro Medium Term Notes 2003-2013"; their Regulations will not be amended pursuant to the merger.

Advantages proposed in favour of the Board members of the merging company and of the company to be merged

No advantage is foreseen in favour of the Board members of Eni and AgipFuel.

The Chairman of the Board of Directors and the Chief Executive Officer of AgipFuel S.p.A. (Mr. Sergio Pica)	The Chief Executive Officer of Eni S.p.A. (Mr. Paolo Scaroni)

Annex

Legislative Decree No. 333 dated July 11, 1992 (in: Official Gazette – General Series – No. 162 dated July 11, 1992 and notice of rectification in Official Gazette – General Series – No. 164 dated July 14) coordinated with the Conversion Law No. 359 dated August 8, 1992 (in Official Gazette – General Series – No. 190 dated August 13, 1992 regarding: Urgent measures for the reformation of public finances.

Omission

Article 15

  The National Institute for Industrial Reconstruction - IRI, the National Hydrocarbon Board - ENI, the National Insurance Institute - INA and the National Electricity Board - ENEL are transformed into companies limited by shares with effect from the date of the present decree.
  The initial capital of each of these limited companies derived from the transformation is established by a decree of the Treasury Ministry on the basis of the net assets stated in their last respective balance sheets. The companies deriving from the transformation will issue shares of nominal value L. 1,000 each for an overall amount equal to their capital determined as above.
  The shares of the companies referred to in paragraph 1, together with those of BNL S.p.A., are assigned to the Treasury Ministry. The Treasury Ministry shall exercise its rights as shareholder in accord with the Ministries of the Budget, of Economic Planning, Industry, Commerce and State Shareholdings. In the same way, the shareholdings of the Savings and Loan Bank in IMI S.p.A. and in the other institutes of credit and finance intermediation are assigned to the Treasury Ministry. The capital losses in the balance sheet of the Savings and Loan Bank due to the transfer of the shares referred to in the present paragraph to the Treasury Ministry are charged to the Reserve Fund of the said Bank.
  The Articles of Association of each company derived from the transformation will be deliberated at the first Meeting. As a temporary measure, the rules – legal and constitutional – governing each company will remain in force. The Presidents of the limited companies derived from the transformation will hold their respective Shareholders’ Meetings within ten days from the date this present decree comes into force.
  Publication of this present decree takes account of all the requirements regarding formation of companies contemplated by current regulations.

Omission

Eni S.p.A. Articles of Association

Part I - Establishment - Name - Registered Office and Duration of the Company

ARTICLE 1

1.1 "Eni S.p.A." resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953, is regulated by these by-laws.

ARTICLE 2

2.1 The registered head office of the company is located in Rome, Italy and the company’s two branches in San Donato Milanese (MI).

2.2 Main representative offices, affiliates and branches may be established and/or wound up in Italy or abroad in compliance with the law.

ARTICLE 3

3.1 The company is expected to exist until December 31, 2100. Its duration may be extended one or more times by resolution of the shareholders' meeting.

Part II - Company Objects

ARTICLE 4

4.1 The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapours, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilisation and trade of hydrocarbons and natural vapours, all in respect of concessions provided by law.

The company also has the object of direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the fields of chemicals, nuclear fuels, geothermy and renewable energy sources, in the sector of engineering and construction of industrial plants, in the mining sector, in the metallurgy sector, in the textile machinery sector, in the water sector, including derivation, drinking water, purification, distribution and reuse of waters; in the sector of environmental protection and treatment and disposal of waste, as well as in every other business activity that is instrumental, supplemental or complementary with the aforementioned activities.

The company also has the object of managing the technical and financial co-ordination of subsidiaries and affiliated companies as well as providing financial assistance on their behalf.

The company may perform any operations necessary or useful for the achievement of the company objects; by way of example, it may initiate operations involving real estate, moveable goods, trade and commerce, industry, finance and banking asset and liability operations, as well as any action that is in any way connected with the company objects with the exception of public fund raising and the performance of investment services as regulated by Legislative Decree No. 58 of February 24, 1998.

The company may take shareholdings and interests in other companies or businesses with objects similar, comparable or complementary to its own or those of companies in which it has holdings, either in Italy or abroad, and it may provide real and or personal bonds for its own and others' obligations, especially guarantees.

Part III - Capital - Shareholdings - Bonds

ARTICLE 5

5.1 The company capital is euro 4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six) represented by 4,005,358,876 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six) shares of ordinary stock with a nominal value of euro 1 (one) each.

5.2 Shares may not be split up and each share is entitled to one vote.

5.3 The fact of being a Shareholder in itself constitutes approval of these by-laws.

ARTICLE 6

6.1 Pursuant to Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, no one, in any capacity, may own company shares that entail a holding of more than 3 per cent of voting share capital.

Such maximum shareholding limit is calculated by taking into account the aggregate shareholding held by the controlling entity, either a physical or legal person or company; its directly or indirectly controlled entities, as well as entities controlled by the same controlling entity; affiliated entities as well as people related to the second degree by blood or marriage, also in the case of a legally separated spouse.

Control exists, with reference also to entities other than companies, in the cases envisaged by Article 2359, paragraphs 1 and 2 of the Civil Code.

Affiliation exists in the case set forth in Article 2359, paragraph 3, of the Civil Code as well as between entities that directly or indirectly, by way of subsidiaries, other than those managing investment funds, are bound, even with third parties, in agreements regarding the exercise of voting rights or the transfer of shares or portions of third companies or, in any event, in agreements or pacts as per Article 122 of Legislative Decree No. 58 of February 24, 1998 regarding third party companies if said agreements or pacts concern at least 10 per cent of the voting capital, if they are listed companies, or 20 per cent if they are unlisted companies.

The aforementioned shareholding limit (3 per cent) is calculated by taking into account shares held by any fiduciary nominee or intermediary. Any voting rights attributable to voting capital held or controlled in excess of the maximum limit indicated in the foregoing cannot be exercised and the voting rights of each entity to whom such limit on shareholding applies are reduced in proportion, unless otherwise jointly provided in advance by the parties involved. In the event that shares exceeding this limit are voted, any Shareholders' resolution adopted pursuant to such a vote may be challenged pursuant to Article 2377 of the Civil Code, if the required majority had not been reached without the votes exceeding the aforementioned maximum limit.

Shares not entitled to vote are included in the determination of the quorum at shareholders' meetings.

6.2 Pursuant to Article 2, paragraph 1, of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, as modified by Article 4, paragraph 227, of Law December 24, 2003 No. 350, the Minister of Economy and Finance retains the following special powers to be exercised in agreement with the Minister of Productive Activities and according to the criteria contained in the Decree issued by the President of the Council of Ministers on June 10, 2004:

a) opposition with respect to the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which – as per Decree issued by the Minister of Treasury on October 16, 1995 – are meant those representing at least 3% of share capital with the right to vote at the ordinary shareholders' meeting.

The opposition is expressed within ten days of the date of the notice to be filed by the Board of Directors at the time request is made for registration in the Shareholders' Register if the Minister considers that such an acquisition may prejudice the vital interests of the Italian State. Until the ten-day term is not lapsed, the voting rights and the non-asset linked rights connected with the shares representing a material shareholding may not be exercised. If the opposition power is exercised, through a duly motivated act in connection with the prejudice that may be caused by the operation to the vital interests of the Italian State, the transferee may not exercise the voting rights and the other non-asset linked rights connected with the shares representing a material shareholding and must sell said shares within one year. Failing to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code. The act through which the opposition power is exercised may be sued by the transferee before the Regional Administrative Court of Latium within sixty days as of its issue;

b) opposition with respect to the subscription of Shareholders' pacts or agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as per Decree issued by the Minister of Treasury on October 16, 1995 – at least 3% of the share capital with the right to vote at ordinary shareholders' meetings. In order to allow the exercise of the above mentioned opposition power, Consob notifies the Minister of Economy and Finance of the relevant pacts or agreements communicated to it pursuant to the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. The opposition power may be exercised within ten days as of the date of the notice by Consob. Until the ten-day term is not lapsed, the voting right and the other non-asset linked rights connected with the shares held by the shareholders who have subscribed the above mentioned pacts or agreements may not be exercised. If the opposition power is exercised through the issue of an act that shall be duly motivated in consideration of the prejudice that may be caused by said pacts or agreements to the vital interests of the Italian State, the shareholders pacts or agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ pacts or agreements behave as if those pacts or agreements disciplined by Article 122 of Legislative Decree No. 58 of February 24, 1998 were still in effect, the resolutions approved with their vote, if determining for the approval, may be sued. The act through which the opposition power is exercised may be sued by the shareholders who joined the above mentioned pacts or agreements before the Regional Administrative Court of Latium within sixty days as of its issue;

c) veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge, to transfer the company's registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers indicated in this Article. The act through which the veto power is exercised shall be duly motivated in consideration of the prejudice the related resolution may cause to the vital interests of the Italian State and may be sued by the dissenting Shareholders before the Regional Administrative Court of Latium within sixty days as of its issue;

d) appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance in agreement with the Minister of Productive Activities will appoint his substitute.

ARTICLE 7

7.1 When shares are fully paid, and if the law so allows, they may be issued to the bearer. Bearer shares may be converted into registered shares and vice-versa. Conversion operations are performed at the Shareholder's expense.

ARTICLE 8

8.1 In the event, and for whatever reason, a share belongs to more than one person, the rights relating to said share may not be exercised by other than one person or by a proxy for all co-owners.

ARTICLE 9

9.1 The shareholders' meeting may resolve to increase the company capital and establish terms, conditions and means thereof.

9.2 The shareholders' meeting may resolve to increase the company capital by issuing shares, including shares of different classes, to be assigned for no consideration pursuant to Article 2349 of the Civil Code.

ARTICLE 10

10.1 Payments on shares are requested by the Board of Directors in one or more times.

10.2 Shareholders who are late in payment are charged an interest calculated at the official discount rate established by the Bank of Italy besides the provisions envisaged in Article 2344 of the Civil Code.

ARTICLE 11

11.1 The company may issue bonds, including convertibles and warrant bonds in compliance with the law.

Part IV - Shareholders’ meeting

ARTICLE 12

12.1 Ordinary and extraordinary shareholders' meetings are usually held at the company registered office unless otherwise resolved by the Board of Directors, provided however they are held in Italy.

12.2 Ordinary shareholders’ meetings must be called at least once a year to approve the financial statements, within 180 days of the end of the business year, as the Company approves the Group Financial Statements.

ARTICLE 13

13.1 Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette or "Il Sole 24 Ore" and other newspapers with national circulation, according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.

The Shareholders that, severally or jointly, represent at least one fortieth of Eni share capital, may ask, within five days as of the date of publication of the shareholders’ meeting notice, to add other items in the agenda. The request shall contain the matters to be proposed to the shareholders’ meeting. Said faculty may not be exercised on the matters upon which, pursuant to the applicable legislation, the shareholders’ meeting resolves on the basis of a proposal of the Board of Directors or on the basis of a project or report of the Board. The integrations accepted by the Board shall be published at least ten days before the shareholders’ meeting date, through a notice to be published as indicated above.

13.2 Admission to the shareholders’ meeting is subject to the delivery, also for registered shares, of the certification issued by financial intermediaries at least two days before the date of the shareholders’ meeting on first call.

ARTICLE 14

14.1 Each Shareholder entitled to attend the meeting may also be represented in compliance with the law by a person appointed by written proxy. Incorporated entities and companies may attend the meeting by way of a person appointed by written proxy. In order to simplify collection of proxies issued by Shareholders who are employees of the company or its subsidiaries and members of Shareholders associations incorporated under and managed pursuant to current legislation regulating proxies collection, notice boards for communications and rooms to allow proxies collection are made available to said associations according to terms and conditions agreed from time to time by the company with the associations representatives.

14.2 The Chairman of the meeting has to assure the regularity of written proxies and, in general, the right to attend the meeting.

14.3 The right to vote may also be exercised by mail according to the laws and regulations in force concerning this matter.

14.4 Eni S.p.A. shareholders' meetings are disciplined by Eni S.p.A.'s shareholders' meeting Regulation approved by the ordinary shareholders' meeting.

ARTICLE 15

15.1 The meeting is chaired by the Chairman of the Board of Directors, or in the event of absence or impediment, by the Chief Executive Officer; in absence of both, by another person, duly delegated by the Board of Directors, failing which the meeting may elect its own Chairman.

15.2 The Chairman of the meeting is assisted by a Secretary, who need not be a Shareholder, to be designated by the Shareholders present, and may appoint one or more scrutineers.

ARTICLE 16

16.1 The ordinary shareholders' meeting decides on all the matters for which it is legally entitled and authorises the transfer of the business.

16.2 Resolutions either at ordinary or extraordinary meetings, either on first, second or third call, must be taken with the majority required by the law in each case.

16.3 Resolutions of the meeting taken in compliance with the law and these by-laws are binding for all Shareholders even if absent or dissenting.

16.4 The minutes of ordinary meetings must be signed by the Chairman and the Secretary.

16.5 The minutes of extraordinary meetings must be drawn up by a notary public.

Part V - The Board of Directors

ARTICLE 17

17.1 The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders' meeting determines the number within these limits. The Minister of Economy and Finance in agreement with the Minister of Productive Activities may appoint another member, with no voting rights, pursuant to Article 6, second paragraph, letter d), of the by-laws.

17.2 The Board of Directors is appointed for a period of up to three financial years; this term lapses on the date of the shareholders' meeting convened to approve the financial statements of the last year of their office. They may be reappointed.

17.3 The Board members, except for the one appointed pursuant to Article 6.2, letter d) of these by-laws, are appointed by the shareholders' meeting on the basis of lists presented by Shareholders and by the Board of Directors; in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company's registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders' meeting. Candidate lists presented by Shareholders must be deposited at the company registered office and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders' meeting.

Each Shareholder may present or take part in the presenting of only one candidate list and each candidate may appear in one list only or he will be ineligible. Companies that are controlling entities or are under common control, as defined by Article 2359, first paragraph, of the Civil Code, by the same entity of the company presenting a list shall not present nor take part in the presentation of another candidate list. Each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders' meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver to the company registered office a copy of the certification issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the shareholders' meeting.

Together with each list, within the aforementioned time limits, statements must be presented in which each candidate accepts his nomination and attests, in his own responsibility, that causes for his ineligibility and incompatibility are non existing and that he possesses the requirements, honorability and independence requirements required by the norms in force for the Statutory Auditors included.

At least one Board member, if the Board members are no more than five, or at least three Board members if they are more than five, shall have the independence requirement. The independent Board members take part, according to the provisions set by the Board and by the Corporate Governance Codes issued by the companies that manage stock markets to which the Company adheres, to the Board Committees that the Board of Directors may establish. Said Board Committees shall have advisory and consulting tasks on specific items.

The Board of Directors evaluates periodically the independence and the honorability of its members. If these requirements are not present or elapse and, if the minimum number of independent Board members set by these by-laws is not met, the Board of Directors removes the Board member without the independence requirement and resolves upon his substitution.

Each person entitled to vote may vote for a candidate list only.

Board members will be elected in the following manner:

a)	seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;
b)	the remaining Board members will be drawn out from the other candidate lists; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.
In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members.
In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire shareholders' meeting and the candidate elected will be the one who obtains a simple majority of the votes;
c)	to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders' meeting will make a resolution with the majorities prescribed by the law.

17.4 The shareholders' meeting may, even during the Board's term of office, change the number of members of the Board of Directors, always within the limits set forth in paragraph 17.1 above, and make the relating appointments. Board members so elected will expire at the same time as the rest of the Board.

17.5 If during the term of office one or more members leave the Board, action will be taken in compliance with Article 2386 of the Civil Code with exception of the Board member appointed pursuant to Article 6.2 letter d) of these by-laws. If a majority of members leaves the Board, the whole Board will be considered lapsed and the Board must promptly call a shareholders' meeting to appoint a new Board.

ARTICLE 18

18.1 If the shareholders' meeting has not appointed a Chairman, the Board will elect one of its members. The Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws cannot be appointed as Chairman.

18.2 The Board, at the Chairman's proposal, appoints a Secretary, who need not belong to the company.

ARTICLE 19

19.1 The Board meets in the place indicated in the notice whenever the Chairman or, in case of absence or impediment, the Chief Executive Officer deems necessary, or when written application has been made by the majority of the members. The Board of Directors may be convened also pursuant to Article 28.4 of the by-laws. The Board of Directors' meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the meeting is considered duly held in the place where the Chairman and the Secretary are present.

19.2 Usually notice is given at least five days in advance. In cases of urgency notice may be sent earlier. The Board of Directors decides on how to convene its meetings.

19.3 The Board of Directors must likewise be convened when so requested by at least two Board members or by one member if the Board consists of three members to decide on a specific matter considered of particular importance, pertaining to management, matter to be indicated in the request.

ARTICLE 20

20.1 The Chairman of the Board or, in his absence, the oldest Board member in attendance chairs the meeting.

ARTICLE 21

21.1 A majority of members of the Board having a voting right must be present for a Board meeting to be valid.

21.2 Resolutions are taken with the majority of votes of the Board members having a voting right present; should votes be equal, the person who chairs the meeting has a casting vote.

ARTICLE 22

22.1 Resolutions of the Board are entered in the minutes, which are recorded in a book kept for that purpose pursuant to the law, and said minutes are signed by the Chairman of the meeting and by the Secretary.

22.2 Copies of the minutes are bona fide if they are signed by the Chairman or the person acting for him and countersigned by the Secretary.

ARTICLE 23

23.1 The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the company objects, except for the acts that the law or these by-laws reserve for the shareholders' meeting.

23.2 The Board of Directors is allowed to resolve on the following matters:

  the merger and the demerger of at least 90% directly owned subsidiaries;
  the establishment and winding up of branches;
  the amendment to the by-laws in order to comply with the current legislation.

23.3 The Board of Directors and the Chief Executive Officer report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries; in particular the Board of Directors and the Chief Executive Officer report to the Board of Statutory Auditors on operations entailing an interest on their behalf or on behalf of third parties.

ARTICLE 24

24.1 The Board of Directors delegates its powers to one of its members with the exception of the Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws, in compliance with the limits set forth in Article 2381 of the Civil Code. In addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Chief Executive Officer, a new Chief Executive Officer is simultaneously appointed.

The Board of Directors, upon proposal of the Chairman and in agreement with the Chief Executive Officer, may confer powers for single acts or categories of acts to other members of the Board of Directors with the exception of the Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws. The Chairman and the Chief Executive Officer, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts.

Further, on proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them. In order to make the appointment effective, the Board of Directors shall verify if the General Manager to be appointed has the honorability requirements set by the current legislation. The General Managers without said requirement shall be removed.

On proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors appoints the Manager responsible for the preparation of financial reporting documents and delegates powers and resources to him. The appointment is subject to the favourable opinion of the Board of Statutory Auditors.

ARTICLE 25

25.1 Legal representation towards any judicial or administrative authority and towards third parties, together with the company signature, are vested either onto the Chairman or the Chief Executive Officer.

ARTICLE 26

26.1 The Chairman and the members of the Board are remunerated in an amount established by the ordinary shareholders' meeting. Said resolution, once taken, will remain valid for subsequent business years until the shareholders' meeting decides otherwise.

ARTICLE 27

27.1 The Chairman:

a)	represents the company according to the provisions of Article 25.1;
b)	chairs the shareholders' meeting pursuant to Article 15.1;
c)	convenes and chairs meetings of the Board of Directors pursuant to Articles 19.1 and 20.1;
d)	ascertains whether Board resolutions have been implemented;
e)	exercises the powers delegated to him by the Board of Directors pursuant to Article 24.1 of these by-laws.

Part VI - Board of Statutory Auditors

ARTICLE 28

28.1 The Board of Statutory Auditors consists of five effective members and two alternate members. The Auditors shall have the professional and honour requirements set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice.

Pursuant to the aforementioned Ministerial Decree, the matters strictly connected to those of interest of the Company are: companies law, business economics and corporate finance.

Pursuant to said Ministerial Decree, the sectors strictly connected with those of interest of the Company are the engineering and geological sectors.

Those who are already appointed effective auditor or supervisory board member or audit committee member in at least five companies with securities listed on regulated securities markets other than Eni S.p.A. subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.

28.2 The effective Auditors and the alternate Auditors are appointed by the shareholders' meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order. For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 shall apply.

Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for not less than three years.

Three effective Auditors and one alternate Auditor will be drawn from the list that obtains the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the by-laws. The procedure described in this last Article shall be applied to each section of the lists involved separately.

The shareholders' meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed according to Article 17.3 letter b) of these by-laws.

To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders' meeting will resolve with the majorities prescribed by the law.

Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted pursuant to Article 17.3, letter b) of the by-laws.

28.3 Retiring Auditors may be reelected.

28.4 Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders' meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders' meetings and at least one effective Auditor is empowered to convene the Board meetings.

Part VII - Financial Statements and Profits

ARTICLE 29

29.1 The business year ends on December 31 every year.

29.2 At the end of each business year, the Board of Directors sees to the preparation of the company financial statements in conformity with the law.

29.3 The Board of Directors may, during the course of the business year, pay interim dividends to the Shareholders.

ARTICLE 30

30.1 Dividends not collected within five years of the day on which they are payable will be prescribed in favour of the company and allocated to reserves.

Part VIII - Winding Up and Liquidation of the Company

ARTICLE 31

31.1 In the event the company is wound up, the shareholders' meeting will decide the manner of liquidation, appoint one or more liquidators and determine their powers and remuneration.

Part IX - General Provisions

ARTICLE 32

32.1 For matters not expressly regulated by these by-laws, the norms of the Civil Code and specific laws concerning these matters will apply.

32.2 The Ministry of Economy and Finance may retain his shareholding in the company share capital in excess of the limit set forth in Article 6.1 of these by-laws and will not be subject to the provisions of said Article 6.1 for the period set by the law.

ARTICLE 33

33.1 The company retains all assets and liabilities held before its transformation by the public law agency Ente Nazionale Idrocarburi.

Report on the Merger of Napoletana Gas Clienti S.p.A. into Eni S.p.A.

The Chief Executive Officer submits to the approval of the Board of Directors the project of merger of Napoletana Gas Clienti S.p.A. ("Napoletanagas") into Eni S.p.A. ("Eni").

The report has been drawn up pursuant to Consob Regulation No. 11971 dated May 14, 1999, Annex 3A-Schedule 1.

1.a) Description of the merger, of its reasons and of the managerial objectives of the companies involved in the merger and their related programs

The operation consists of the merger into Eni, with registered office in Piazzale Enrico Mattei, No. 1, Rome, Italy, company share capital euro 4,005,358,876.00, fully paid up, enrolled in Rome Companies Register, Tax Identification Number 00484960588, of Napoletanagas, with registered office in San Donato Milanese, Milan, Piazza Ezio Vanoni, No. 1, company share capital euro 5,000,000.00, fully paid up, enrolled in the Milan Companies Register, Tax Identification Number 03902330822. Napoletanagas is an Eni’s subsidiary and a sole shareholder company.

The merger aims to streamline Eni Group structure and increase the efficiency of the Group operations through the reduction of the decisional levels and the rationalisation of the staff structures operating for the business units.

1.b) Determination of the values of the companies involved in the merger in order to set the exchange ratio

1.c) The exchange ratio of the shares and the criteria for its determination

1.d) Assignation of the merging company shares and date as of these shares accrue dividend

The merger will be executed on the basis of the Financial Statements at December 31, 2006 of Eni and Napoletanagas.

As Eni is the sole shareholder of Napoletanagas, the economic value of its assets has not been assessed, the exchange ratio of Napoletanagas shares with Eni shares has not been calculated and no Eni shares will be assigned.

1.e) Date as of the operations of the companies to be merged will be charged, also for tax purposes, to the Financial Statements of the merging company

If the last deposit of the Deed of merger with the Companies Register is executed within August 31, 2007, the merger will be effective as of the first day of the month following the date when the last deposit of the Deed of merger is executed and however not before July 1, 2007. The operations of the company to be merged will be charged to Eni Financial Statements, also for tax purposes as of July 1, 2007.

If the last deposit of the Deed of merger with the Companies Register is executed after August 31, 2007, the merger will be effective as of January 1, 2008. The operations of the company to be merged will be charged to Eni Financial Statements, also for tax purposes as of January 1, 2008.

1.f) Tax consequences of the merger on the companies involved in the merger

No capital gains will arise nor be distributed because of the merger; therefore, no taxes will be due by Eni or Napoletanagas because of the merger.

1.g) Estimates of the effects of the merger on the relevant shareholdings and on the control of the merging company

The merger will affect neither Eni shareholdings nor Eni control.

1.h) Effects of the merger on the pacts among shareholders mentioned in Article 122 of Legislative Decree 58/98, regarding the shares issued by the companies to be merged

Eni doesn't know the existence of pacts among shareholders.

1.i) Comments of the Board of Directors on the existence of the withdrawal right for dissenting shareholders

As the company objects of Eni Articles of Association already contain those of the company to be merged it shall not be amended; therefore the withdrawal right shall not apply.

To the Board members:

You are invited to:

  approve the project of merger into Eni S.p.A. of Napoletana Gas Clienti S.p.A. on the basis of their Financial Statements at December 31, 2006;
  delegate any and all powers to the Chief Executive Officer, to be used directly or through attorneys-in-fact and in compliance with the current legislation, to: a) underwrite the deed of merger; b) perform any and all necessary acts and fulfilment necessary to execute the merger, included but not limited to the succession of the merging company in the rights and duties of the company to be merged and in its relationships with third parties, courts included, arisen before the merger becomes effective, and keep exempt the holders of public records and the Public Administrations from any liabilities; c) cancel the shares issued by Napoletana Gas Clienti S.p.A.; d) do any and all acts necessary to execute this resolution and provide, if necessary and possible pursuant to the current legislation, for those formal amendments to it as determined by competent Authorities in order to deposit it with the Companies Register.

The Chief Executive Officer
of Eni S.p.A.
(Mr. Paolo Scaroni)

PROJECT OF MERGER OF NAPOLETANA GAS CLIENTI S.P.A. INTO ENI S.P.A.

Pursuant to Article 2501-ter of the Civil Code, is hereby drawn up the project of merger (the "Project") of Napoletana Gas Clienti S.p.A. ("Napoletanagas") into Eni S.p.A. ("Eni").

Reasons of the merger

The merger aims to streamline Eni Group structure and increase the efficiency of the Group operations through the reduction of the decisional levels and the rationalisation of the staff structures operating for the business units.

Information to be given pursuant Article 2501-ter of the Civil Code

As Eni is the sole shareholder of Napoletanagas, and this situation will be kept until the merger is effective, the information required by Article 2501-ter, first paragraph, No. 1), 2), 6), 7) and 8), of the Civil Code are hereby given.

The merger is proposed on the basis of the Financial Statements at December 31, 2006 of Eni and Napoletanagas.

Type, Denomination and Registered Office of the companies involved in the merger

Merging Company:
Eni S.p.A., with registered office in Piazzale Enrico Mattei, No. 1, Rome, Italy, company share capital euro 4,005,358,876.00, fully paid up, enrolled in the Rome Companies Register, Tax Identification Number 00484960588.

Company to be merged:
Napoletana Gas Clienti S.p.A., with registered office in Piazza Ezio Vanoni, No. 1, San Donato Milanese, Milan, company share capital euro 5,000,000.00, fully paid up, enrolled in the Milan Companies Register, Tax Identification Number 03902330822. Napoletanagas is an Eni’s subsidiary and a sole shareholder company.

Merging company Incorporation Act, with the indications of the amendments of the Articles of Association to be approved in consequence of the merger

Eni was incorporated pursuant to the transformation of Ente Nazionale Idrocarburi (National Agency for Hydrocarbons, E.N.I.), a public entity established by law, set forth by Article 15 of Law Decree No. 333, dated July 11, 1992 converted by Law No. 359 dated August 8, 1992.

The documentation regarding the incorporation-transformation of Eni and the up-dated text of the Articles of Association are attached to the Project.

The company objects of Eni already contain those of the company to be merged and no shares will be issued by Eni because Eni is Napoletanagas’ sole shareholder; therefore Eni Articles of Association shall not be amended.

Date as of the operations of the company to be merged will be charged to the Financial Statements of the merging company

If the last deposit of the Deed of merger with the Companies Register is executed within August 31, 2007, the merger will be effective as of the first day of the month following the date when the last deposit of the Deed of merger is executed and however not before July 1, 2007. The operations of the company to be merged will be charged to Eni Financial Statements, also for tax purposes as of July 1, 2007.

If the last deposit of the Deed of merger with the Companies Register is executed after August 31, 2007, the merger will be effective as of January 1, 2008. The operations of the company to be merged will be charged to Eni Financial Statements, also for tax purposes as of January 1, 2008.

Treatment of particular categories of shareholders and holders of securities different from shares

There are no particular categories of shareholders; no particular treatment is foreseen for the holders of securities different from the shares.

Eni bond issues outstanding are "Eni S.p.A. - Euro Medium Term Notes 2000-2010" and "Eni S.p.A. - Euro Medium Term Notes 2003-2013"; their Regulations will not be amended pursuant to the merger.

Advantages proposed in favour of the Board members of the merging company and of the company to be merged

No advantage is foreseen in favour of the Board members of Eni and Napoletanagas.

The Chairman of the Board of Directors and the Chief Executive Officer of Napoletana Gas Clienti S.p.A. (Mr. Federico Regola)	The Chief Executive Officer of Eni S.p.A. (Mr. Paolo Scaroni)

Annex

Legislative Decree No. 333 dated July 11, 1992 (in: Official Gazette – General Series – No. 162 dated July 11, 1992 and notice of rectification in Official Gazette – General Series – No. 164 dated July 14) coordinated with the Conversion Law No. 359 dated August 8, 1992 (in Official Gazette – General Series – No. 190 dated August 13, 1992 regarding: Urgent measures for the reformation of public finances.

Omission

Article 15

  The National Institute for Industrial Reconstruction - IRI, the National Hydrocarbon Board - ENI, the National Insurance Institute - INA and the National Electricity Board - ENEL are transformed into companies limited by shares with effect from the date of the present decree.
  The initial capital of each of these limited companies derived from the transformation is established by a decree of the Treasury Ministry on the basis of the net assets stated in their last respective balance sheets. The companies deriving from the transformation will issue shares of nominal value L. 1,000 each for an overall amount equal to their capital determined as above.
  The shares of the companies referred to in paragraph 1, together with those of BNL S.p.A., are assigned to the Treasury Ministry. The Treasury Ministry shall exercise its rights as shareholder in accord with the Ministries of the Budget, of Economic Planning, Industry, Commerce and State Shareholdings. In the same way, the shareholdings of the Savings and Loan Bank in IMI S.p.A. and in the other institutes of credit and finance intermediation are assigned to the Treasury Ministry. The capital losses in the balance sheet of the Savings and Loan Bank due to the transfer of the shares referred to in the present paragraph to the Treasury Ministry are charged to the Reserve Fund of the said Bank.
  The Articles of Association of each company derived from the transformation will be deliberated at the first Meeting. As a temporary measure, the rules – legal and constitutional – governing each company will remain in force. The Presidents of the limited companies derived from the transformation will hold their respective Shareholders’ Meetings within ten days from the date this present decree comes into force.
  Publication of this present decree takes account of all the requirements regarding formation of companies contemplated by current regulations.

Omission

Eni S.p.A. Articles of Association

Part I - Establishment - Name - Registered Office and Duration of the Company

ARTICLE 1

1.1 "Eni S.p.A." resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953, is regulated by these by-laws.

ARTICLE 2

2.1 The registered head office of the company is located in Rome, Italy and the company’s two branches in San Donato Milanese (MI).

2.2 Main representative offices, affiliates and branches may be established and/or wound up in Italy or abroad in compliance with the law.

ARTICLE 3

3.1 The company is expected to exist until December 31, 2100. Its duration may be extended one or more times by resolution of the shareholders' meeting.

Part II - Company Objects

ARTICLE 4

4.1 The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapours, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilisation and trade of hydrocarbons and natural vapours, all in respect of concessions provided by law.

The company also has the object of direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the fields of chemicals, nuclear fuels, geothermy and renewable energy sources, in the sector of engineering and construction of industrial plants, in the mining sector, in the metallurgy sector, in the textile machinery sector, in the water sector, including derivation, drinking water, purification, distribution and reuse of waters; in the sector of environmental protection and treatment and disposal of waste, as well as in every other business activity that is instrumental, supplemental or complementary with the aforementioned activities.

The company also has the object of managing the technical and financial co-ordination of subsidiaries and affiliated companies as well as providing financial assistance on their behalf.

The company may perform any operations necessary or useful for the achievement of the company objects; by way of example, it may initiate operations involving real estate, moveable goods, trade and commerce, industry, finance and banking asset and liability operations, as well as any action that is in any way connected with the company objects with the exception of public fund raising and the performance of investment services as regulated by Legislative Decree No. 58 of February 24, 1998.

The company may take shareholdings and interests in other companies or businesses with objects similar, comparable or complementary to its own or those of companies in which it has holdings, either in Italy or abroad, and it may provide real and or personal bonds for its own and others' obligations, especially guarantees.

Part III - Capital - Shareholdings - Bonds

ARTICLE 5

5.1 The company capital is euro 4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six) represented by 4,005,358,876 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six) shares of ordinary stock with a nominal value of euro 1 (one) each.

5.2 Shares may not be split up and each share is entitled to one vote.

5.3 The fact of being a Shareholder in itself constitutes approval of these by-laws.

ARTICLE 6

6.1 Pursuant to Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, no one, in any capacity, may own company shares that entail a holding of more than 3 per cent of voting share capital.

Such maximum shareholding limit is calculated by taking into account the aggregate shareholding held by the controlling entity, either a physical or legal person or company; its directly or indirectly controlled entities, as well as entities controlled by the same controlling entity; affiliated entities as well as people related to the second degree by blood or marriage, also in the case of a legally separated spouse.

Control exists, with reference also to entities other than companies, in the cases envisaged by Article 2359, paragraphs 1 and 2 of the Civil Code.

Affiliation exists in the case set forth in Article 2359, paragraph 3, of the Civil Code as well as between entities that directly or indirectly, by way of subsidiaries, other than those managing investment funds, are bound, even with third parties, in agreements regarding the exercise of voting rights or the transfer of shares or portions of third companies or, in any event, in agreements or pacts as per Article 122 of Legislative Decree No. 58 of February 24, 1998 regarding third party companies if said agreements or pacts concern at least 10 per cent of the voting capital, if they are listed companies, or 20 per cent if they are unlisted companies.

The aforementioned shareholding limit (3 per cent) is calculated by taking into account shares held by any fiduciary nominee or intermediary. Any voting rights attributable to voting capital held or controlled in excess of the maximum limit indicated in the foregoing cannot be exercised and the voting rights of each entity to whom such limit on shareholding applies are reduced in proportion, unless otherwise jointly provided in advance by the parties involved. In the event that shares exceeding this limit are voted, any Shareholders' resolution adopted pursuant to such a vote may be challenged pursuant to Article 2377 of the Civil Code, if the required majority had not been reached without the votes exceeding the aforementioned maximum limit.

Shares not entitled to vote are included in the determination of the quorum at shareholders' meetings.

6.2 Pursuant to Article 2, paragraph 1, of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, as modified by Article 4, paragraph 227, of Law December 24, 2003 No. 350, the Minister of Economy and Finance retains the following special powers to be exercised in agreement with the Minister of Productive Activities and according to the criteria contained in the Decree issued by the President of the Council of Ministers on June 10, 2004:

a) opposition with respect to the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which – as per Decree issued by the Minister of Treasury on October 16, 1995 – are meant those representing at least 3% of share capital with the right to vote at the ordinary shareholders' meeting.

The opposition is expressed within ten days of the date of the notice to be filed by the Board of Directors at the time request is made for registration in the Shareholders' Register if the Minister considers that such an acquisition may prejudice the vital interests of the Italian State. Until the ten-day term is not lapsed, the voting rights and the non-asset linked rights connected with the shares representing a material shareholding may not be exercised. If the opposition power is exercised, through a duly motivated act in connection with the prejudice that may be caused by the operation to the vital interests of the Italian State, the transferee may not exercise the voting rights and the other non-asset linked rights connected with the shares representing a material shareholding and must sell said shares within one year. Failing to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code. The act through which the opposition power is exercised may be sued by the transferee before the Regional Administrative Court of Latium within sixty days as of its issue;

b) opposition with respect to the subscription of Shareholders' pacts or agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as per Decree issued by the Minister of Treasury on October 16, 1995 – at least 3% of the share capital with the right to vote at ordinary shareholders' meetings. In order to allow the exercise of the above mentioned opposition power, Consob notifies the Minister of Economy and Finance of the relevant pacts or agreements communicated to it pursuant to the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. The opposition power may be exercised within ten days as of the date of the notice by Consob. Until the ten-day term is not lapsed, the voting right and the other non-asset linked rights connected with the shares held by the shareholders who have subscribed the above mentioned pacts or agreements may not be exercised. If the opposition power is exercised through the issue of an act that shall be duly motivated in consideration of the prejudice that may be caused by said pacts or agreements to the vital interests of the Italian State, the shareholders pacts or agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ pacts or agreements behave as if those pacts or agreements disciplined by Article 122 of Legislative Decree No. 58 of February 24, 1998 were still in effect, the resolutions approved with their vote, if determining for the approval, may be sued. The act through which the opposition power is exercised may be sued by the shareholders who joined the above mentioned pacts or agreements before the Regional Administrative Court of Latium within sixty days as of its issue;

c) veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge, to transfer the company's registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers indicated in this Article. The act through which the veto power is exercised shall be duly motivated in consideration of the prejudice the related resolution may cause to the vital interests of the Italian State and may be sued by the dissenting Shareholders before the Regional Administrative Court of Latium within sixty days as of its issue;

d) appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance in agreement with the Minister of Productive Activities will appoint his substitute.

ARTICLE 7

7.1 When shares are fully paid, and if the law so allows, they may be issued to the bearer. Bearer shares may be converted into registered shares and vice-versa. Conversion operations are performed at the Shareholder's expense.

ARTICLE 8

8.1 In the event, and for whatever reason, a share belongs to more than one person, the rights relating to said share may not be exercised by other than one person or by a proxy for all co-owners.

ARTICLE 9

9.1 The shareholders' meeting may resolve to increase the company capital and establish terms, conditions and means thereof.

9.2 The shareholders' meeting may resolve to increase the company capital by issuing shares, including shares of different classes, to be assigned for no consideration pursuant to Article 2349 of the Civil Code.

ARTICLE 10

10.1 Payments on shares are requested by the Board of Directors in one or more times.

10.2 Shareholders who are late in payment are charged an interest calculated at the official discount rate established by the Bank of Italy besides the provisions envisaged in Article 2344 of the Civil Code.

ARTICLE 11

11.1 The company may issue bonds, including convertibles and warrant bonds in compliance with the law.

Part IV - Shareholders’ meeting

ARTICLE 12

12.1 Ordinary and extraordinary shareholders' meetings are usually held at the company registered office unless otherwise resolved by the Board of Directors, provided however they are held in Italy.

12.2 Ordinary shareholders’ meetings must be called at least once a year to approve the financial statements, within 180 days of the end of the business year, as the Company approves the Group Financial Statements.

ARTICLE 13

13.1 Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette or "Il Sole 24 Ore" and other newspapers with national circulation, according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.

The Shareholders that, severally or jointly, represent at least one fortieth of Eni share capital, may ask, within five days as of the date of publication of the shareholders’ meeting notice, to add other items in the agenda. The request shall contain the matters to be proposed to the shareholders’ meeting. Said faculty may not be exercised on the matters upon which, pursuant to the applicable legislation, the shareholders’ meeting resolves on the basis of a proposal of the Board of Directors or on the basis of a project or report of the Board. The integrations accepted by the Board shall be published at least ten days before the shareholders’ meeting date, through a notice to be published as indicated above.

13.2 Admission to the shareholders’ meeting is subject to the delivery, also for registered shares, of the certification issued by financial intermediaries at least two days before the date of the shareholders’ meeting on first call.

ARTICLE 14

14.1 Each Shareholder entitled to attend the meeting may also be represented in compliance with the law by a person appointed by written proxy. Incorporated entities and companies may attend the meeting by way of a person appointed by written proxy. In order to simplify collection of proxies issued by Shareholders who are employees of the company or its subsidiaries and members of Shareholders associations incorporated under and managed pursuant to current legislation regulating proxies collection, notice boards for communications and rooms to allow proxies collection are made available to said associations according to terms and conditions agreed from time to time by the company with the associations representatives.

14.2 The Chairman of the meeting has to assure the regularity of written proxies and, in general, the right to attend the meeting.

14.3 The right to vote may also be exercised by mail according to the laws and regulations in force concerning this matter.

14.4 Eni S.p.A. shareholders' meetings are disciplined by Eni S.p.A.'s shareholders' meeting Regulation approved by the ordinary shareholders' meeting.

ARTICLE 15

15.1 The meeting is chaired by the Chairman of the Board of Directors, or in the event of absence or impediment, by the Chief Executive Officer; in absence of both, by another person, duly delegated by the Board of Directors, failing which the meeting may elect its own Chairman.

15.2 The Chairman of the meeting is assisted by a Secretary, who need not be a Shareholder, to be designated by the Shareholders present, and may appoint one or more scrutineers.

ARTICLE 16

16.1 The ordinary shareholders' meeting decides on all the matters for which it is legally entitled and authorises the transfer of the business.

16.2 Resolutions either at ordinary or extraordinary meetings, either on first, second or third call, must be taken with the majority required by the law in each case.

16.3 Resolutions of the meeting taken in compliance with the law and these by-laws are binding for all Shareholders even if absent or dissenting.

16.4 The minutes of ordinary meetings must be signed by the Chairman and the Secretary.

16.5 The minutes of extraordinary meetings must be drawn up by a notary public.

Part V - The Board of Directors

ARTICLE 17

17.1 The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders' meeting determines the number within these limits. The Minister of Economy and Finance in agreement with the Minister of Productive Activities may appoint another member, with no voting rights, pursuant to Article 6, second paragraph, letter d), of the by-laws.

17.2 The Board of Directors is appointed for a period of up to three financial years; this term lapses on the date of the shareholders' meeting convened to approve the financial statements of the last year of their office. They may be reappointed.

17.3 The Board members, except for the one appointed pursuant to Article 6.2, letter d) of these by-laws, are appointed by the shareholders' meeting on the basis of lists presented by Shareholders and by the Board of Directors; in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company's registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders' meeting. Candidate lists presented by Shareholders must be deposited at the company registered office and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders' meeting.

Each Shareholder may present or take part in the presenting of only one candidate list and each candidate may appear in one list only or he will be ineligible. Companies that are controlling entities or are under common control, as defined by Article 2359, first paragraph, of the Civil Code, by the same entity of the company presenting a list shall not present nor take part in the presentation of another candidate list. Each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders' meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver to the company registered office a copy of the certification issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the shareholders' meeting.

Together with each list, within the aforementioned time limits, statements must be presented in which each candidate accepts his nomination and attests, in his own responsibility, that causes for his ineligibility and incompatibility are non existing and that he possesses the requirements, honorability and independence requirements required by the norms in force for the Statutory Auditors included.

At least one Board member, if the Board members are no more than five, or at least three Board members if they are more than five, shall have the independence requirement. The independent Board members take part, according to the provisions set by the Board and by the Corporate Governance Codes issued by the companies that manage stock markets to which the Company adheres, to the Board Committees that the Board of Directors may establish. Said Board Committees shall have advisory and consulting tasks on specific items.

The Board of Directors evaluates periodically the independence and the honorability of its members. If these requirements are not present or elapse and, if the minimum number of independent Board members set by these by-laws is not met, the Board of Directors removes the Board member without the independence requirement and resolves upon his substitution.

Each person entitled to vote may vote for a candidate list only.

Board members will be elected in the following manner:

a)	seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;
b)	the remaining Board members will be drawn out from the other candidate lists; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.
In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members.
In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire shareholders' meeting and the candidate elected will be the one who obtains a simple majority of the votes;
c)	to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders' meeting will make a resolution with the majorities prescribed by the law.

17.4 The shareholders' meeting may, even during the Board's term of office, change the number of members of the Board of Directors, always within the limits set forth in paragraph 17.1 above, and make the relating appointments. Board members so elected will expire at the same time as the rest of the Board.

17.5 If during the term of office one or more members leave the Board, action will be taken in compliance with Article 2386 of the Civil Code with exception of the Board member appointed pursuant to Article 6.2 letter d) of these by-laws. If a majority of members leaves the Board, the whole Board will be considered lapsed and the Board must promptly call a shareholders' meeting to appoint a new Board.

ARTICLE 18

18.1 If the shareholders' meeting has not appointed a Chairman, the Board will elect one of its members. The Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws cannot be appointed as Chairman.

18.2 The Board, at the Chairman's proposal, appoints a Secretary, who need not belong to the company.

ARTICLE 19

19.1 The Board meets in the place indicated in the notice whenever the Chairman or, in case of absence or impediment, the Chief Executive Officer deems necessary, or when written application has been made by the majority of the members. The Board of Directors may be convened also pursuant to Article 28.4 of the by-laws. The Board of Directors' meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the meeting is considered duly held in the place where the Chairman and the Secretary are present.

19.2 Usually notice is given at least five days in advance. In cases of urgency notice may be sent earlier. The Board of Directors decides on how to convene its meetings.

19.3 The Board of Directors must likewise be convened when so requested by at least two Board members or by one member if the Board consists of three members to decide on a specific matter considered of particular importance, pertaining to management, matter to be indicated in the request.

ARTICLE 20

20.1 The Chairman of the Board or, in his absence, the oldest Board member in attendance chairs the meeting.

ARTICLE 21

21.1 A majority of members of the Board having a voting right must be present for a Board meeting to be valid.

21.2 Resolutions are taken with the majority of votes of the Board members having a voting right present; should votes be equal, the person who chairs the meeting has a casting vote.

ARTICLE 22

22.1 Resolutions of the Board are entered in the minutes, which are recorded in a book kept for that purpose pursuant to the law, and said minutes are signed by the Chairman of the meeting and by the Secretary.

22.2 Copies of the minutes are bona fide if they are signed by the Chairman or the person acting for him and countersigned by the Secretary.

ARTICLE 23

23.1 The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the company objects, except for the acts that the law or these by-laws reserve for the shareholders' meeting.

23.2 The Board of Directors is allowed to resolve on the following matters:

  the merger and the demerger of at least 90% directly owned subsidiaries;
  the establishment and winding up of branches;
  the amendment to the by-laws in order to comply with the current legislation.

23.3 The Board of Directors and the Chief Executive Officer report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries; in particular the Board of Directors and the Chief Executive Officer report to the Board of Statutory Auditors on operations entailing an interest on their behalf or on behalf of third parties.

ARTICLE 24

24.1 The Board of Directors delegates its powers to one of its members with the exception of the Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws, in compliance with the limits set forth in Article 2381 of the Civil Code. In addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Chief Executive Officer, a new Chief Executive Officer is simultaneously appointed.

The Board of Directors, upon proposal of the Chairman and in agreement with the Chief Executive Officer, may confer powers for single acts or categories of acts to other members of the Board of Directors with the exception of the Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws. The Chairman and the Chief Executive Officer, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts.

Further, on proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them. In order to make the appointment effective, the Board of Directors shall verify if the General Manager to be appointed has the honorability requirements set by the current legislation. The General Managers without said requirement shall be removed.

On proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors appoints the Manager responsible for the preparation of financial reporting documents and delegates powers and resources to him. The appointment is subject to the favourable opinion of the Board of Statutory Auditors.

ARTICLE 25

25.1 Legal representation towards any judicial or administrative authority and towards third parties, together with the company signature, are vested either onto the Chairman or the Chief Executive Officer.

ARTICLE 26

26.1 The Chairman and the members of the Board are remunerated in an amount established by the ordinary shareholders' meeting. Said resolution, once taken, will remain valid for subsequent business years until the shareholders' meeting decides otherwise.

ARTICLE 27

27.1 The Chairman:

a)	represents the company according to the provisions of Article 25.1;
b)	chairs the shareholders' meeting pursuant to Article 15.1;
c)	convenes and chairs meetings of the Board of Directors pursuant to Articles 19.1 and 20.1;
d)	ascertains whether Board resolutions have been implemented;
e)	exercises the powers delegated to him by the Board of Directors pursuant to Article 24.1 of these by-laws.

Part VI - Board of Statutory Auditors

ARTICLE 28

28.1 The Board of Statutory Auditors consists of five effective members and two alternate members. The Auditors shall have the professional and honour requirements set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice.

Pursuant to the aforementioned Ministerial Decree, the matters strictly connected to those of interest of the Company are: companies law, business economics and corporate finance.

Pursuant to said Ministerial Decree, the sectors strictly connected with those of interest of the Company are the engineering and geological sectors.

Those who are already appointed effective auditor or supervisory board member or audit committee member in at least five companies with securities listed on regulated securities markets other than Eni S.p.A. subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.

28.2 The effective Auditors and the alternate Auditors are appointed by the shareholders' meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order. For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 shall apply.

Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for not less than three years.

Three effective Auditors and one alternate Auditor will be drawn from the list that obtains the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the by-laws. The procedure described in this last Article shall be applied to each section of the lists involved separately.

The shareholders' meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed according to article 17.3 letter b) of these by-laws.

To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders' meeting will resolve with the majorities prescribed by the law.

Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted pursuant to Article 17.3, letter b) of the by-laws.

28.3 Retiring Auditors may be reelected.

28.4 Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders' meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders' meetings and at least one effective Auditor is empowered to convene the Board meetings.

Part VII - Financial Statements and Profits

ARTICLE 29

29.1 The business year ends on December 31 every year.

29.2 At the end of each business year, the Board of Directors sees to the preparation of the company financial statements in conformity with the law.

29.3 The Board of Directors may, during the course of the business year, pay interim dividends to the Shareholders.

ARTICLE 30

30.1 Dividends not collected within five years of the day on which they are payable will be prescribed in favour of the company and allocated to reserves.

Part VIII - Winding Up and Liquidation of the Company

ARTICLE 31

31.1 In the event the company is wound up, the shareholders' meeting will decide the manner of liquidation, appoint one or more liquidators and determine their powers and remuneration.

Part IX - General Provisions

ARTICLE 32

32.1 For matters not expressly regulated by these by-laws, the norms of the Civil Code and specific laws concerning these matters will apply.

32.2 The Ministry of Economy and Finance may retain his shareholding in the company share capital in excess of the limit set forth in Article 6.1 of these by-laws and will not be subject to the provisions of said Article 6.1 for the period set by the law.

ARTICLE 33

33.1 The company retains all assets and liabilities held before its transformation by the public law agency Ente Nazionale Idrocarburi.

Report on the Merger of Siciliana Gas Clienti S.p.A. into Eni S.p.A.

The Chief Executive Officer submits to the approval of the Board of Directors the project of merger of Siciliana Gas Clienti S.p.A. ("Siciliana Gas") into Eni S.p.A. ("Eni").

The report has been drawn up pursuant to Consob Regulation No. 11971 dated May 14, 1999, Annex 3A-Schedule 1.

1.a) Description of the merger, of its reasons and of the managerial objectives of the companies involved in the merger and their related programs

The operation consists of the merger into Eni, with registered office in Piazzale Enrico Mattei, No. 1, Rome, Italy, company share capital euro 4,005,358,876.00, fully paid up, enrolled in Rome Companies Register, Tax Identification Number 00484960588, of Siciliana Gas, with registered office in San Donato Milanese, Piazza Vanoni 1, company share capital euro 1,147,869.60, fully paid up, enrolled in the Rome Companies Register, Tax Identification Number 05454630962. Siciliana Gas is an Eni’s subsidiary and a sole shareholder company.

The merger aims to streamline Eni Group structure and increase the efficiency of the Group operations through the reduction of the decisional levels and the rationalisation of the staff structures operating for the business units.

1.b) Determination of the values of the companies involved in the merger in order to set the exchange ratio

1.c) The exchange ratio of the shares and the criteria for its determination

1.d) Assignation of the merging company shares and date as of these shares accrue dividend

The merger will be executed on the basis of the Financial Statements at December 31, 2006 of Eni and Siciliana Gas.

As Eni is the sole shareholder of Siciliana Gas, the economic value of its assets has not been assessed, the exchange ratio of Siciliana Gas shares with Eni shares has not been calculated and no Eni shares will be assigned.

1.e) Date as of the operations of the companies to be merged will be charged, also for tax purposes, to the Financial Statements of the merging company

If the last deposit of the Deed of merger with the Companies Register is executed within August 31, 2007, the merger will be effective as of the first day of the month following the date when the last deposit of the Deed of merger is executed and however not before July 1, 2007. The operations of the company to be merged will be charged to Eni Financial Statements, also for tax purposes as of July 1, 2007.

If the last deposit of the Deed of merger with the Companies Register is executed after August 31, 2007, the merger will be effective as of January 1, 2008. The operations of the company to be merged will be charged to Eni Financial Statements, also for tax purposes as of January 1, 2008.

1.f) Tax consequences of the merger on the companies involved in the merger

No capital gains will arise nor be distributed because of the merger; therefore, no taxes will be due by Eni or Siciliana Gas because of the merger.

1.g) Estimates of the effects of the merger on the relevant shareholdings and on the control of the merging company

The merger will affect neither Eni shareholdings nor Eni control.

1.h) Effects of the merger on the pacts among shareholders mentioned in Article 122 of Legislative Decree 58/98, regarding the shares issued by the companies to be merged

Eni doesn't know the existence of pacts among shareholders.

1.i) Comments of the Board of Directors on the existence of the withdrawal right for dissenting shareholders

As the company objects of Eni Articles of Association already contain those of the company to be merged it shall not be amended; therefore the withdrawal right shall not apply.

To the Board members:

You are invited to:

  approve the project of merger into Eni S.p.A. of Siciliana Gas Clienti S.p.A. on the basis of their Financial Statements at December 31, 2006;
  delegate any and all powers to the Chief Executive Officer, to be used directly or through attorneys-in-fact and in compliance with the current legislation, to: a) underwrite the deed of merger; b) perform any and all necessary acts and fulfilment necessary to execute the merger, included but not limited to the succession of the merging company in the rights and duties of the company to be merged and in its relationships with third parties, courts included, arisen before the merger becomes effective, and keep exempt the holders of public records and the Public Administrations from any liabilities; c) cancel the shares issued by Siciliana Gas Clienti S.p.A.; d) do any and all acts necessary to execute this resolution and provide, if necessary and possible pursuant to the current legislation, for those formal amendments to it as determined by competent Authorities in order to deposit it with the Companies Register.

The Chief Executive Officer
of Eni S.p.A.
(Mr. Paolo Scaroni)

PROJECT OF MERGER OF SICILIANA GAS CLIENTI S.P.A. INTO ENI S.P.A.

Pursuant to Article 2501-ter of the Civil Code, is hereby drawn up the project of merger (the "Project") of Siciliana Gas Clienti S.p.A. ("Siciliana Gas") into Eni S.p.A. ("Eni").

Reasons of the merger

The merger aims to streamline Eni Group structure and increase the efficiency of the Group operations through the reduction of the decisional levels and the rationalisation of the staff structures operating for the business units.

Information to be given pursuant Article 2501-ter of the Civil Code

As Eni is the sole shareholder of Siciliana Gas, and this situation will be kept until the merger is effective, the information required by Article 2501-ter, first paragraph, No. 1), 2), 6), 7) and 8), of the Civil Code are hereby given.

The merger is proposed on the basis of the Financial Statements at December 31, 2006 of Eni and Siciliana Gas.

Type, Denomination and Registered Office of the companies involved in the merger

Merging Company:
Eni S.p.A., with registered office in Piazzale Enrico Mattei, No. 1, Rome, Italy, company share capital euro 4,005,358,876.00, fully paid up, enrolled in the Rome Companies Register, Tax Identification Number 00484960588.

Company to be merged:
Siciliana Gas Clienti S.p.A., with registered office in San Donato Milanese, Piazza Vanoni 1, company share capital euro 1,147,869.60, fully paid up, enrolled in the Rome Companies Register, Tax Identification Number 05454630962. Siciliana Gas is an Eni’s subsidiary and a sole shareholder company.

Merging company Incorporation Act, with the indications of the amendments of the Articles of Association to be approved in consequence of the merger

Eni was incorporated pursuant to the transformation of Ente Nazionale Idrocarburi (National Agency for Hydrocarbons, E.N.I.), a public entity established by law, set forth by Article 15 of Law Decree No. 333, dated July 11, 1992 converted by Law No. 359 dated August 8, 1992.

The documentation regarding the incorporation-transformation of Eni and the up-dated text of the Articles of Association are attached to the Project.

The company objects of Eni already contain those of the company to be merged and no shares will be issued by Eni because Eni is Siciliana Gas’ sole shareholder; therefore Eni Articles of Association shall not be amended.

Date as of the operations of the company to be merged will be charged to the Financial Statements of the merging company

If the last deposit of the Deed of merger with the Companies Register is executed within August 31, 2007, the merger will be effective as of the first day of the month following the date when the last deposit of the Deed of merger is executed and however not before July 1, 2007. The operations of the company to be merged will be charged to Eni Financial Statements, also for tax purposes as of July 1, 2007.

If the last deposit of the Deed of merger with the Companies Register is executed after August 31, 2007, the merger will be effective as of January 1, 2008. The operations of the company to be merged will be charged to Eni Financial Statements, also for tax purposes as of January 1, 2008.

Treatment of particular categories of shareholders and holders of securities different from shares

There are no particular categories of shareholders; no particular treatment is foreseen for the holders of securities different from the shares.

Eni bond issues outstanding are "Eni S.p.A. - Euro Medium Term Notes 2000-2010" and "Eni S.p.A. - Euro Medium Term Notes 2003-2013"; their Regulations will not be amended pursuant to the merger.

Advantages proposed in favour of the Board members of the merging company and of the company to be merged

No advantage is foreseen in favour of the Board members of Eni and Siciliana Gas.

The Chairman of the Board of Directors and the Chief Executive Officer of Siciliana Gas Clienti S.p.A. (Mr. Alberto Adelmi)	The Chief Executive Officer of Eni S.p.A. (Mr. Paolo Scaroni)

Annex

Legislative Decree No. 333 dated July 11, 1992 (in: Official Gazette – General Series – No. 162 dated July 11, 1992 and notice of rectification in Official Gazette – General Series – No. 164 dated July 14) coordinated with the Conversion Law No. 359 dated August 8, 1992 (in Official Gazette – General Series – No. 190 dated August 13, 1992 regarding: Urgent measures for the reformation of public finances.

Omission

Article 15

  The National Institute for Industrial Reconstruction - IRI, the National Hydrocarbon Board - ENI, the National Insurance Institute - INA and the National Electricity Board - ENEL are transformed into companies limited by shares with effect from the date of the present decree.
  The initial capital of each of these limited companies derived from the transformation is established by a decree of the Treasury Ministry on the basis of the net assets stated in their last respective balance sheets. The companies deriving from the transformation will issue shares of nominal value L. 1,000 each for an overall amount equal to their capital determined as above.
  The shares of the companies referred to in paragraph 1, together with those of BNL S.p.A., are assigned to the Treasury Ministry. The Treasury Ministry shall exercise its rights as shareholder in accord with the Ministries of the Budget, of Economic Planning, Industry, Commerce and State Shareholdings. In the same way, the shareholdings of the Savings and Loan Bank in IMI S.p.A. and in the other institutes of credit and finance intermediation are assigned to the Treasury Ministry. The capital losses in the balance sheet of the Savings and Loan Bank due to the transfer of the shares referred to in the present paragraph to the Treasury Ministry are charged to the Reserve Fund of the said Bank.
  The Articles of Association of each company derived from the transformation will be deliberated at the first Meeting. As a temporary measure, the rules – legal and constitutional – governing each company will remain in force. The Presidents of the limited companies derived from the transformation will hold their respective Shareholders’ Meetings within ten days from the date this present decree comes into force.
  Publication of this present decree takes account of all the requirements regarding formation of companies contemplated by current regulations.

Omission

Eni S.p.A. Articles of Association

Part I - Establishment - Name - Registered Office and Duration of the Company

ARTICLE 1

1.1 "Eni S.p.A." resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953, is regulated by these by-laws.

ARTICLE 2

2.1 The registered head office of the company is located in Rome, Italy and the company’s two branches in San Donato Milanese (MI).

2.2 Main representative offices, affiliates and branches may be established and/or wound up in Italy or abroad in compliance with the law.

ARTICLE 3

3.1 The company is expected to exist until December 31, 2100. Its duration may be extended one or more times by resolution of the shareholders' meeting.

Part II - Company Objects

ARTICLE 4

4.1 The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapours, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilisation and trade of hydrocarbons and natural vapours, all in respect of concessions provided by law.

The company also has the object of direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the fields of chemicals, nuclear fuels, geothermy and renewable energy sources, in the sector of engineering and construction of industrial plants, in the mining sector, in the metallurgy sector, in the textile machinery sector, in the water sector, including derivation, drinking water, purification, distribution and reuse of waters; in the sector of environmental protection and treatment and disposal of waste, as well as in every other business activity that is instrumental, supplemental or complementary with the aforementioned activities.

The company also has the object of managing the technical and financial co-ordination of subsidiaries and affiliated companies as well as providing financial assistance on their behalf.

The company may perform any operations necessary or useful for the achievement of the company objects; by way of example, it may initiate operations involving real estate, moveable goods, trade and commerce, industry, finance and banking asset and liability operations, as well as any action that is in any way connected with the company objects with the exception of public fund raising and the performance of investment services as regulated by Legislative Decree No. 58 of February 24, 1998.

The company may take shareholdings and interests in other companies or businesses with objects similar, comparable or complementary to its own or those of companies in which it has holdings, either in Italy or abroad, and it may provide real and or personal bonds for its own and others' obligations, especially guarantees.

Part III - Capital - Shareholdings - Bonds

ARTICLE 5

5.1 The company capital is euro 4,005,358,876.00 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six) represented by 4,005,358,876 (four billion five million three hundred and fifty-eight thousand eight hundred and seventy-six) shares of ordinary stock with a nominal value of euro 1 (one) each.

5.2 Shares may not be split up and each share is entitled to one vote.

5.3 The fact of being a Shareholder in itself constitutes approval of these by-laws.

ARTICLE 6

6.1 Pursuant to Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, no one, in any capacity, may own company shares that entail a holding of more than 3 per cent of voting share capital.

Such maximum shareholding limit is calculated by taking into account the aggregate shareholding held by the controlling entity, either a physical or legal person or company; its directly or indirectly controlled entities, as well as entities controlled by the same controlling entity; affiliated entities as well as people related to the second degree by blood or marriage, also in the case of a legally separated spouse.

Control exists, with reference also to entities other than companies, in the cases envisaged by Article 2359, paragraphs 1 and 2 of the Civil Code.

Affiliation exists in the case set forth in Article 2359, paragraph 3, of the Civil Code as well as between entities that directly or indirectly, by way of subsidiaries, other than those managing investment funds, are bound, even with third parties, in agreements regarding the exercise of voting rights or the transfer of shares or portions of third companies or, in any event, in agreements or pacts as per Article 122 of Legislative Decree No. 58 of February 24, 1998 regarding third party companies if said agreements or pacts concern at least 10 per cent of the voting capital, if they are listed companies, or 20 per cent if they are unlisted companies.

The aforementioned shareholding limit (3 per cent) is calculated by taking into account shares held by any fiduciary nominee or intermediary. Any voting rights attributable to voting capital held or controlled in excess of the maximum limit indicated in the foregoing cannot be exercised and the voting rights of each entity to whom such limit on shareholding applies are reduced in proportion, unless otherwise jointly provided in advance by the parties involved. In the event that shares exceeding this limit are voted, any Shareholders' resolution adopted pursuant to such a vote may be challenged pursuant to Article 2377 of the Civil Code, if the required majority had not been reached without the votes exceeding the aforementioned maximum limit.

Shares not entitled to vote are included in the determination of the quorum at shareholders' meetings.

6.2 Pursuant to Article 2, paragraph 1, of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, as modified by Article 4, paragraph 227, of Law December 24, 2003 No. 350, the Minister of Economy and Finance retains the following special powers to be exercised in agreement with the Minister of Productive Activities and according to the criteria contained in the Decree issued by the President of the Council of Ministers on June 10, 2004:

a) opposition with respect to the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which – as per Decree issued by the Minister of Treasury on October 16, 1995 – are meant those representing at least 3% of share capital with the right to vote at the ordinary shareholders' meeting.

The opposition is expressed within ten days of the date of the notice to be filed by the Board of Directors at the time request is made for registration in the Shareholders' Register if the Minister considers that such an acquisition may prejudice the vital interests of the Italian State. Until the ten-day term is not lapsed, the voting rights and the non-asset linked rights connected with the shares representing a material shareholding may not be exercised. If the opposition power is exercised, through a duly motivated act in connection with the prejudice that may be caused by the operation to the vital interests of the Italian State, the transferee may not exercise the voting rights and the other non-asset linked rights connected with the shares representing a material shareholding and must sell said shares within one year. Failing to comply, the law court, upon request of the Minister of Economy and Finance, will order the sale of the shares representing a material shareholding according to the procedures set forth in Article 2359-ter of the Civil Code. The act through which the opposition power is exercised may be sued by the transferee before the Regional Administrative Court of Latium within sixty days as of its issue;

b) opposition with respect to the subscription of Shareholders' pacts or agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998, involving – as per Decree issued by the Minister of Treasury on October 16, 1995 – at least 3% of the share capital with the right to vote at ordinary shareholders' meetings. In order to allow the exercise of the above mentioned opposition power, Consob notifies the Minister of Economy and Finance of the relevant pacts or agreements communicated to it pursuant to the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. The opposition power may be exercised within ten days as of the date of the notice by Consob. Until the ten-day term is not lapsed, the voting right and the other non-asset linked rights connected with the shares held by the shareholders who have subscribed the above mentioned pacts or agreements may not be exercised. If the opposition power is exercised through the issue of an act that shall be duly motivated in consideration of the prejudice that may be caused by said pacts or agreements to the vital interests of the Italian State, the shareholders pacts or agreements shall be null and void. If in the shareholders’ meetings the shareholders who have signed shareholders’ pacts or agreements behave as if those pacts or agreements disciplined by Article 122 of Legislative Decree No. 58 of February 24, 1998 were still in effect, the resolutions approved with their vote, if determining for the approval, may be sued. The act through which the opposition power is exercised may be sued by the shareholders who joined the above mentioned pacts or agreements before the Regional Administrative Court of Latium within sixty days as of its issue;

c) veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge, to transfer the company's registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers indicated in this Article. The act through which the veto power is exercised shall be duly motivated in consideration of the prejudice the related resolution may cause to the vital interests of the Italian State and may be sued by the dissenting Shareholders before the Regional Administrative Court of Latium within sixty days as of its issue;

d) appointment of one Board member with no voting rights. Should such appointed Director lapse, the Minister of Economy and Finance in agreement with the Minister of Productive Activities will appoint his substitute.

ARTICLE 7

7.1 When shares are fully paid, and if the law so allows, they may be issued to the bearer. Bearer shares may be converted into registered shares and vice-versa. Conversion operations are performed at the Shareholder's expense.

ARTICLE 8

8.1 In the event, and for whatever reason, a share belongs to more than one person, the rights relating to said share may not be exercised by other than one person or by a proxy for all co-owners.

ARTICLE 9

9.1 The shareholders' meeting may resolve to increase the company capital and establish terms, conditions and means thereof.

9.2 The shareholders' meeting may resolve to increase the company capital by issuing shares, including shares of different classes, to be assigned for no consideration pursuant to Article 2349 of the Civil Code.

ARTICLE 10

10.1 Payments on shares are requested by the Board of Directors in one or more times.

10.2 Shareholders who are late in payment are charged an interest calculated at the official discount rate established by the Bank of Italy besides the provisions envisaged in Article 2344 of the Civil Code.

ARTICLE 11

11.1 The company may issue bonds, including convertibles and warrant bonds in compliance with the law.

Part IV - Shareholders’ meeting

ARTICLE 12

12.1 Ordinary and extraordinary shareholders' meetings are usually held at the company registered office unless otherwise resolved by the Board of Directors, provided however they are held in Italy.

12.2 Ordinary shareholders’ meetings must be called at least once a year to approve the financial statements, within 180 days of the end of the business year, as the Company approves the Group Financial Statements.

ARTICLE 13

13.1 Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette or "Il Sole 24 Ore" and other newspapers with national circulation, according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.

The Shareholders that, severally or jointly, represent at least one fortieth of Eni share capital, may ask, within five days as of the date of publication of the shareholders’ meeting notice, to add other items in the agenda. The request shall contain the matters to be proposed to the shareholders’ meeting. Said faculty may not be exercised on the matters upon which, pursuant to the applicable legislation, the shareholders’ meeting resolves on the basis of a proposal of the Board of Directors or on the basis of a project or report of the Board. The integrations accepted by the Board shall be published at least ten days before the shareholders’ meeting date, through a notice to be published as indicated above.

13.2 Admission to the shareholders’ meeting is subject to the delivery, also for registered shares, of the certification issued by financial intermediaries at least two days before the date of the shareholders’ meeting on first call.

ARTICLE 14

14.1 Each Shareholder entitled to attend the meeting may also be represented in compliance with the law by a person appointed by written proxy. Incorporated entities and companies may attend the meeting by way of a person appointed by written proxy. In order to simplify collection of proxies issued by Shareholders who are employees of the company or its subsidiaries and members of Shareholders associations incorporated under and managed pursuant to current legislation regulating proxies collection, notice boards for communications and rooms to allow proxies collection are made available to said associations according to terms and conditions agreed from time to time by the company with the associations representatives.

14.2 The Chairman of the meeting has to assure the regularity of written proxies and, in general, the right to attend the meeting.

14.3 The right to vote may also be exercised by mail according to the laws and regulations in force concerning this matter.

14.4 Eni S.p.A. shareholders' meetings are disciplined by Eni S.p.A.'s shareholders' meeting Regulation approved by the ordinary shareholders' meeting.

ARTICLE 15

15.1 The meeting is chaired by the Chairman of the Board of Directors, or in the event of absence or impediment, by the Chief Executive Officer; in absence of both, by another person, duly delegated by the Board of Directors, failing which the meeting may elect its own Chairman.

15.2 The Chairman of the meeting is assisted by a Secretary, who need not be a Shareholder, to be designated by the Shareholders present, and may appoint one or more scrutineers.

ARTICLE 16

16.1 The ordinary shareholders' meeting decides on all the matters for which it is legally entitled and authorises the transfer of the business.

16.2 Resolutions either at ordinary or extraordinary meetings, either on first, second or third call, must be taken with the majority required by the law in each case.

16.3 Resolutions of the meeting taken in compliance with the law and these by-laws are binding for all Shareholders even if absent or dissenting.

16.4 The minutes of ordinary meetings must be signed by the Chairman and the Secretary.

16.5 The minutes of extraordinary meetings must be drawn up by a notary public.

Part V - The Board of Directors

ARTICLE 17

17.1 The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders' meeting determines the number within these limits. The Minister of Economy and Finance in agreement with the Minister of Productive Activities may appoint another member, with no voting rights, pursuant to Article 6, second paragraph, letter d), of the by-laws.

17.2 The Board of Directors is appointed for a period of up to three financial years; this term lapses on the date of the shareholders' meeting convened to approve the financial statements of the last year of their office. They may be reappointed.

17.3 The Board members, except for the one appointed pursuant to Article 6.2, letter d) of these by-laws, are appointed by the shareholders' meeting on the basis of lists presented by Shareholders and by the Board of Directors; in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company's registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders' meeting. Candidate lists presented by Shareholders must be deposited at the company registered office and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders' meeting.

Each Shareholder may present or take part in the presenting of only one candidate list and each candidate may appear in one list only or he will be ineligible. Companies that are controlling entities or are under common control, as defined by Article 2359, first paragraph, of the Civil Code, by the same entity of the company presenting a list shall not present nor take part in the presentation of another candidate list. Each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders' meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver to the company registered office a copy of the certification issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the shareholders' meeting.

Together with each list, within the aforementioned time limits, statements must be presented in which each candidate accepts his nomination and attests, in his own responsibility, that causes for his ineligibility and incompatibility are non existing and that he possesses the requirements, honorability and independence requirements required by the norms in force for the Statutory Auditors included.

At least one Board member, if the Board members are no more than five, or at least three Board members if they are more than five, shall have the independence requirement. The independent Board members take part, according to the provisions set by the Board and by the Corporate Governance Codes issued by the companies that manage stock markets to which the Company adheres, to the Board Committees that the Board of Directors may establish. Said Board Committees shall have advisory and consulting tasks on specific items.

The Board of Directors evaluates periodically the independence and the honorability of its members. If these requirements are not present or elapse and, if the minimum number of independent Board members set by these by-laws is not met, the Board of Directors removes the Board member without the independence requirement and resolves upon his substitution.

Each person entitled to vote may vote for a candidate list only.

Board members will be elected in the following manner:

a)	seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;
b)	the remaining Board members will be drawn out from the other candidate lists; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.
In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members.
In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire shareholders' meeting and the candidate elected will be the one who obtains a simple majority of the votes;
c)	to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders' meeting will make a resolution with the majorities prescribed by the law.

17.4 The shareholders' meeting may, even during the Board's term of office, change the number of members of the Board of Directors, always within the limits set forth in paragraph 17.1 above, and make the relating appointments. Board members so elected will expire at the same time as the rest of the Board.

17.5 If during the term of office one or more members leave the Board, action will be taken in compliance with Article 2386 of the Civil Code with exception of the Board member appointed pursuant to Article 6.2 letter d) of these by-laws. If a majority of members leaves the Board, the whole Board will be considered lapsed and the Board must promptly call a shareholders' meeting to appoint a new Board.

ARTICLE 18

18.1 If the shareholders' meeting has not appointed a Chairman, the Board will elect one of its members. The Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws cannot be appointed as Chairman.

18.2 The Board, at the Chairman's proposal, appoints a Secretary, who need not belong to the company.

ARTICLE 19

19.1 The Board meets in the place indicated in the notice whenever the Chairman or, in case of absence or impediment, the Chief Executive Officer deems necessary, or when written application has been made by the majority of the members. The Board of Directors may be convened also pursuant to Article 28.4 of the by-laws. The Board of Directors' meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the meeting is considered duly held in the place where the Chairman and the Secretary are present.

19.2 Usually notice is given at least five days in advance. In cases of urgency notice may be sent earlier. The Board of Directors decides on how to convene its meetings.

19.3 The Board of Directors must likewise be convened when so requested by at least two Board members or by one member if the Board consists of three members to decide on a specific matter considered of particular importance, pertaining to management, matter to be indicated in the request.

ARTICLE 20

20.1 The Chairman of the Board or, in his absence, the oldest Board member in attendance chairs the meeting.

ARTICLE 21

21.1 A majority of members of the Board having a voting right must be present for a Board meeting to be valid.

21.2 Resolutions are taken with the majority of votes of the Board members having a voting right present; should votes be equal, the person who chairs the meeting has a casting vote.

ARTICLE 22

22.1 Resolutions of the Board are entered in the minutes, which are recorded in a book kept for that purpose pursuant to the law, and said minutes are signed by the Chairman of the meeting and by the Secretary.

22.2 Copies of the minutes are bona fide if they are signed by the Chairman or the person acting for him and countersigned by the Secretary.

ARTICLE 23

23.1 The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the company objects, except for the acts that the law or these by-laws reserve for the shareholders' meeting.

23.2 The Board of Directors is allowed to resolve on the following matters:

  the merger and the demerger of at least 90% directly owned subsidiaries;
  the establishment and winding up of branches;
  the amendment to the by-laws in order to comply with the current legislation.

23.3 The Board of Directors and the Chief Executive Officer report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries; in particular the Board of Directors and the Chief Executive Officer report to the Board of Statutory Auditors on operations entailing an interest on their behalf or on behalf of third parties.

ARTICLE 24

24.1 The Board of Directors delegates its powers to one of its members with the exception of the Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws, in compliance with the limits set forth in Article 2381 of the Civil Code. In addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Chief Executive Officer, a new Chief Executive Officer is simultaneously appointed.

The Board of Directors, upon proposal of the Chairman and in agreement with the Chief Executive Officer, may confer powers for single acts or categories of acts to other members of the Board of Directors with the exception of the Director appointed pursuant to Article 6, second paragraph, letter d) of the by-laws. The Chairman and the Chief Executive Officer, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts.

Further, on proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them. In order to make the appointment effective, the Board of Directors shall verify if the General Manager to be appointed has the honorability requirements set by the current legislation. The General Managers without said requirement shall be removed.

On proposal of the Chief Executive Officer and in agreement with the Chairman, the Board of Directors appoints the Manager responsible for the preparation of financial reporting documents and delegates powers and resources to him. The appointment is subject to the favourable opinion of the Board of Statutory Auditors.

ARTICLE 25

25.1 Legal representation towards any judicial or administrative authority and towards third parties, together with the company signature, are vested either onto the Chairman or the Chief Executive Officer.

ARTICLE 26

26.1 The Chairman and the members of the Board are remunerated in an amount established by the ordinary shareholders' meeting. Said resolution, once taken, will remain valid for subsequent business years until the shareholders' meeting decides otherwise.

ARTICLE 27

27.1 The Chairman:

a)	represents the company according to the provisions of Article 25.1;
b)	chairs the shareholders' meeting pursuant to Article 15.1;
c)	convenes and chairs meetings of the Board of Directors pursuant to Articles 19.1 and 20.1;
d)	ascertains whether Board resolutions have been implemented;
e)	exercises the powers delegated to him by the Board of Directors pursuant to Article 24.1 of these by-laws.

Part VI - Board of Statutory Auditors

ARTICLE 28

28.1 The Board of Statutory Auditors consists of five effective members and two alternate members. The Auditors shall have the professional and honour requirements set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice.

Pursuant to the aforementioned Ministerial Decree, the matters strictly connected to those of interest of the Company are: companies law, business economics and corporate finance.

Pursuant to said Ministerial Decree, the sectors strictly connected with those of interest of the Company are the engineering and geological sectors.

Those who are already appointed effective auditor or supervisory board member or audit committee member in at least five companies with securities listed on regulated securities markets other than Eni S.p.A. subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.

28.2 The effective Auditors and the alternate Auditors are appointed by the shareholders' meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order. For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 shall apply.

Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for not less than three years.

Three effective Auditors and one alternate Auditor will be drawn from the list that obtains the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the by-laws. The procedure described in this last Article shall be applied to each section of the lists involved separately.

The shareholders' meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed according to Article 17.3 letter b) of these by-laws.

To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders' meeting will resolve with the majorities prescribed by the law.

Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted pursuant to Article 17.3, letter b) of the by-laws.

28.3 Retiring Auditors may be reelected.

28.4 Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders' meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders' meetings and at least one effective Auditor is empowered to convene the Board meetings.

Part VII - Financial Statements and Profits

ARTICLE 29

29.1 The business year ends on December 31 every year.

29.2 At the end of each business year, the Board of Directors sees to the preparation of the company financial statements in conformity with the law.

29.3 The Board of Directors may, during the course of the business year, pay interim dividends to the Shareholders.

ARTICLE 30

30.1 Dividends not collected within five years of the day on which they are payable will be prescribed in favour of the company and allocated to reserves.

Part VIII - Winding Up and Liquidation of the Company

ARTICLE 31

31.1 In the event the company is wound up, the shareholders' meeting will decide the manner of liquidation, appoint one or more liquidators and determine their powers and remuneration.

Part IX - General Provisions

ARTICLE 32

32.1 For matters not expressly regulated by these by-laws, the norms of the Civil Code and specific laws concerning these matters will apply.

32.2 The Ministry of Economy and Finance may retain his shareholding in the company share capital in excess of the limit set forth in Article 6.1 of these by-laws and will not be subject to the provisions of said Article 6.1 for the period set by the law.

ARTICLE 33

33.1 The company retains all assets and liabilities held before its transformation by the public law agency Ente Nazionale Idrocarburi.